The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-152325

SUBJECT TO COMPLETION
DATED JULY 14, 2008

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated July 14, 2008)

3,500,000 Common Shares

This is an offering of an aggregate of 3,500,000 common shares, with no par value, of Canadian Solar Inc., or CSI.

Our common shares are listed on the Nasdaq Global Market under the symbol “CSIQ.” On July 11, 2008, the closing sale price of our common shares on the Nasdaq Global Market was $32.40 per common share.

The underwriters have an option to purchase up to 525,000 additional common shares from CSI at the public offering price less the underwriting discount to cover over-allotments of common shares.

Investing in our common shares involves significant risks. See “Risk Factors” beginning on page S-12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Underwriting
Discounts and
	Price to Public	Commissions	Proceeds to CSI

Per common share	US$	US$	US$
Total	US$	US$	US$

The underwriters expect to deliver the common shares on or about July      , 2008.

Deutsche Bank Securities	Piper Jaffray
       Oppenheimer & Co.

The date of this prospectus supplement is          , 2008

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part consists of the accompanying prospectus, which gives more general information, some of which may not be applicable to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus or any document incorporated by reference, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement and the accompanying prospectus, unless otherwise indicated,

•	“we,” “us,” “our,” “our company,” and “CSI” refer to Canadian Solar Inc., its predecessor entities and its subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus supplement only, Taiwan, Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China, “US$” or “U.S. dollars” refers to the legal currency of the United States, and “Euro” refers to the legal currency of the European Union; and

•	“shares” or “common shares” refers to our common shares.

ii

PROSPECTUS SUPPLEMENT SUMMARY

The following summary contains information about us and the offering. It may not contain all of the information that may be important to you in making an investment decision. For a more complete understanding of us and the offering, we urge you to read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section and the documents incorporated by reference, including our financial statements and the notes to those statements contained in such documents. Unless otherwise indicated or the context otherwise requires, the information in this prospectus supplement assumes that the underwriters in the offering do not exercise their over-allotment option to purchase additional common shares.

Overview

We design, develop, manufacture and sell solar cell and module products that convert sunlight into electricity for a variety of uses. We are incorporated in Canada and conduct all of our manufacturing operations in China. Our products include a range of standard solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. In addition, we recently commenced commercial production of e-Modules, a cost-effective medium power solar module product using 100% upgraded metallurgical grade silicon, or UMgSi. We also design and produce specialty solar modules and products manufactured based on our customers’ requirements. Specialty solar modules and products consist of customized modules that our customers incorporate into their own products, such as solar-powered bus stop lighting, and complete specialty products, such as solar-powered car battery chargers. We sell our products under our “CSI” brand name and to OEM customers under their own brand names. We also implement solar power development projects, primarily in conjunction with government organizations to provide solar power generation in rural areas of China.

We currently sell our products to customers located in various markets worldwide, including Germany, Spain, Italy, the United States, South Korea, the Czech Republic, China and Canada. We sell our standard solar modules to distributors, system integrators and through OEM channels. We sell our e-Modules to distributors and system integrators. We sell our specialty solar modules and products directly to various manufacturers who integrate our specialty solar modules and products into their own products and sell and market them as part of their own product portfolio.

We have historically manufactured our module products from solar cells purchased from third-party manufacturers. In 2007, we began to pursue a new business model that combines internal manufacturing capacity supplemented by direct material purchases and outsourced toll manufacturing relationships which we believe provides us with several competitive benefits. We believe that this approach allows us to benefit from the increased margin available to vertically integrated solar manufacturers while reducing the capital expenditures required relative to a fully vertically integrated business model and produce better returns on our invested capital. We also believe that this approach provides us with greater flexibility to respond to short-term demand patterns and longer-term to take advantage of the availability of low-cost outsourced manufacturing capacity. Additionally, it has enabled us to improve production yields, control our inventory more efficiently and improve cash management, which we believe has resulted in increased confidence in our forecasts for future revenue growth.

We believe that we have contractually secured 95% of our silicon and solar cell requirements to support solar module production of 230 to 260MW in 2008. For silicon material supplies, we have entered into a five-year supply agreement with Luoyang Zhong Gui High Tech Co. Ltd., or Luoyang Poly, for high purity silicon from 2006 to 2010. For silicon wafers, we have entered into a fixed price and volume agreement with LDK Solar Co., Ltd., or LDK, from 2008 to 2010 for specified quantities of solar wafers, including 50MW for delivery in 2008. We also have standby toll manufacturing arrangements with LDK and other ingot and wafer manufacturers to convert our virgin polysilicon and reclaimed silicon feedstock into wafers. In January 2007, we entered into a supply agreement with Deutsche Solar AG, or Deutsche Solar, for a supply of multi-crystalline silicon wafers through 2018. In November 2007, we entered into various agreements with China Sunergy Co., Ltd., or China Sunergy, for a supply of 25MW of solar cells for delivery in 2008, and an agreement with Gintech Energy Corporation, or Gintech, for a supply of 17MW of solar cells for delivery in 2008, with an option, subject to availability, for an extra 5MW. We have other silicon wafer and solar cell supply agreements in place, including a multi-year solar wafer supply contract with Jiangsu Shunda Group Corporation which should provide us with wafer supplies through 2015, a solar cell supply contract with Neo Solar Power and a UMgSi materials supply contract with Timminco Limited, through its subsidiary Becancour Silicon Inc., or BSI. We believe these contracts have diversified our silicon wafer and cell supply sources and also provide an option of securing additional wafer and cell supplies from multiple sources, helping us to meet demand for our solar products.

We have expanded our in-house manufacturing capacity for both solar cells and solar modules. As of March 31, 2008, we had 400MW of combined annual module manufacturing capacity and 100 MW of annual cell manufacturing capacity. Currently, we intend to use all of our solar cells in the manufacturing of our own solar module products.

We recently announced our new capacity expansion plan which we intend to complete during Q1 2009, which includes:

•	Increasing our annual internal module capacity to 800MW.

•	Expansion of our annual solar cell manufacturing capacity to 400MW.

•	Construction of a solar ingot and wafer plant in Luoyang, China, which will give us an annual solar ingot and wafer capacity of 150 to 200MW.

We recently commenced commercial production of e-Modules, a cost-effective medium power solar module product using 100% UMgSi, in March 2008. We converted one of our solar cell lines and dedicated it to upgraded metallurgical grade cells in early April 2008 and ramped up to full production shortly thereafter. Delivery of e-Modules to some of our European and U.S. customers began in early May. We have announced sales contracts for 24.5MW of e-Modules for shipment in 2008 and believe that we are on track to achieve our prior estimate of shipping 30-40MW of e-Modules in 2008. We believe our e-Module product gives us access to more price-sensitive markets such as the United States and South Korea where traditional silicon modules may not be as cost-competitive. We will continue to receive shipments of UMgSi through 2011 and expect to increase production of our UMgSi modules in the future.

We believe that the substantial industry and international experience of our management team has helped us foster strategic relationships with suppliers throughout the solar power industry value chain. We also take advantage of our flexible and low cost manufacturing capability in China to lower our manufacturing and operating costs. We believe we have a proven track record of low cost and rapid expansion of solar cell and solar module manufacturing capacity.

We have grown rapidly since March 2002, when we sold our first solar module products. Our net revenues increased from US$9.7 million in 2004 to US$302.8 million in 2007, and from US$17.5 million for the three month period ended March 31, 2007 to US$171.2 million for the three months ended March 31, 2008. We sold 2.2MW, 4.1MW, 14.9MW and 83.5MW of our solar module products in 2004, 2005, 2006 and 2007, respectively, and 3.9MW and 41.8MW for the three months ended March 31, 2007 and 2008, respectively.

Industry Background

Solar power has recently emerged as one of the most rapidly growing renewable energy sources. Solar cells are fabricated from silicon wafers and convert sunlight into electricity through a process known as the photovoltaic effect. Solar modules, which are an array of interconnected solar cells encased in a weatherproof frame, are mounted in areas with direct exposure to the sun to generate electricity from sunlight. Solar power systems, which are comprised of solar modules, related power electronics and other components, are used in residential, commercial and industrial applications and for customers who have no access to an electric utility grid.

According to Solarbuzz, an independent solar energy research firm, the global solar power market, as measured by annual solar system installations, increased from 598MW in 2003 to 2,826MW in 2007, representing a CAGR of 47.4%. During the same period, solar power industry revenues grew from approximately US$3.8 billion in 2003 to approximately US$17.2 billion in 2007, representing a CAGR of 45.9%. Solarbuzz projects that solar power industry revenues and solar system installations will reach US$23.7 billion and 6.2GW, respectively, by 2012. According to Solarbuzz, worldwide installations of solar power systems are expected to grow at a CAGR of

17.2% from 2007 to 2012. We believe growth in the near term will be constrained by the limited availability of high-purity silicon.

We believe the following factors have driven and will continue to drive growth in the solar power industry:

•	government incentives for solar power and other renewable energy sources;

•	the increasing cost of fossil fuel, related supply constraints and the desire for energy security;

•	growing awareness of the advantages of solar power, including its peak energy generation advantage, fuel risk advantage, scalability, reliability and environmentally friendly nature;

•	advances in technologies making solar power more cost-efficient; and

•	the large market among underserved populations in rural areas of developing countries with little or no access to electricity.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively and to capitalize on the rapid growth in the global solar power market:

•	our ability to manage our supply chain via long-term supply contracts and toll manufacturing arrangements, allowing us to secure a cost-effective supply of solar wafers and solar cells;

•	our ability to quickly and cost-effectively increase our internal manufacturing capacity for solar cells and modules;

•	the geographic diversity of our customer base which reduces our exposure to demand volatility in any given region;

•	the strength of our customer relationships in the rapidly expanding global solar market;

•	our brand, which is associated with high quality and reliable solar modules, excellent customer support and manufacturing scale;

•	our ability to develop low-cost module technologies; and

•	our established senior management team with significant industry and international expertise.

Our Strategies

Our objective is to be a global leader in the development and manufacture of solar module products. We have developed the following strategies, based on our experience, to anticipate changes in the industry:

•	pursue a balanced and diversified solar cell supply strategy by entering into long-term solar cell and solar wafer supply contracts, toll manufacturing arrangements and developing our in-house solar cell and solar wafer manufacturing capabilities;

•	continue to proactively manage silicon raw material supply by securing long-term silicon raw materials contracts;

•	broaden our addressable market by selling e-Module products into price-sensitive markets;

•	further diversify our geographic presence, customer base and product mix;

•	enhance products and efficiency through R&D; and

•	build a leading global brand.

Recent Developments

First Quarter 2008 Financial Results

The following summary consolidated statement of operations data for the three months ended March 31, 2007 and 2008 and summary balance sheet data as of March 31, 2008 are derived from our unaudited condensed consolidated financial statements. Our unaudited financial statements have been prepared on the same basis as our audited financial statements and, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. Our historical results do not necessarily indicate results expected for any future periods.

	For the Three Months
	Ended March 31,
	2007	2008
	(in thousands of US$, except share and per share data, and operating data and percentages)

Statement of operations data:
Net revenues	$17,489	$171,235
Cost of revenues(1)	17,143	143,000

Gross profit	346	28,235

Operating expenses(1)
— Selling expenses	1,053	2,505
— General and administrative expenses	3,086	5,426
— Research and development expenses(2)	186	303

Total operating expenses	4,325	8,234

Income/(loss) from operations	(3,979)	20,001
Interest expenses	(67)	(2,246)
Interest income	285	102
Other — net	—	8,174
Income tax expense	(93)	(7,036)
Net income/(loss)	(3,854)	18,995

Earnings/(loss) per share:
Basic	(0.14)	0.69
Diluted	(0.14)	0.61
Shares used in computation:
Basic	27,270,000	27,391,315
Diluted	27,270,000	32,392,020
Other financial data:
Gross margin	2.0%	16.5%
Operating margin	(22.8)%	11.7%
Net margin	(22.0)%	11.1%

(1)	Share-based compensation expenses are included in our cost of revenues and operating expenses.

(2)	We also conduct research and development activities in connection with our implementation of solar power development projects. These expenditures are included in our cost of revenues.

As of March 31,
2008
(in thousands of US$,
except share data)

Balance Sheet Data:
Cash and cash equivalents	$32,195
Restricted cash	1,054
Inventories	80,784
Accounts receivable, net	119,398
Advances to suppliers	26,211
Value added tax recoverable	15,823
Other current assets	4,958

Total current assets	280,423
Property, plant and equipment, net	62,863
Other non-current assets	17,648
Prepaid-rental	1,664
Deferred tax assets (non-current)	4,686

Total assets	367,284

Short-term borrowings	70,928
Accounts payable	17,474
Other payable	7,947
Advances from suppliers and customers	7,094
Income tax payable	4,608
Other current liabilities	2,268

Total current liabilities	110,319
Accrued warranty costs	5,591
Long-term debt	19,814
Convertible notes	75,000
Other non-current liabilities	4,421

Total liabilities	215,145
Total shareholders’ equity	152,139

Total liabilities and shareholders’ equity	$367,284

Number of shares outstanding	27,770,158

Net revenues for the first quarter of 2008 were US$171.2 million, including US$2.2 million of silicon material sales, compared to net revenues of US$17.5 million for the first quarter of 2007 and US$127.5 million for the fourth quarter of 2007. Net revenues for the first quarter of 2007 and the fourth quarter of 2007 included US$2.8 million and US$2.4 million of silicon material sales respectively. Net income for the first quarter of 2008 was US$19.0 million, or US$0.61 per diluted share, compared to a net loss of US$3.9 million, or US$0.14 per diluted share, for the first quarter of 2007 and net income of US$5.9 million, or US$0.21 per diluted share, for the fourth quarter of 2007.

Net Revenues.  Our total net revenues increased by 879.1% from US$17.5 million for the three months ended March 31, 2007 to US$171.2 million for the three months ended March 31, 2008. The increase was due primarily to a significant increase in net revenues generated from the sale of our solar module products from US$14.7 million for the three months ended March 31, 2007 to US$169.0 million for the three months ended March 31, 2008.

The volume of our solar module products sold increased from 3.9MW for the three months ended March 31, 2007 to 41.8MW for the three months ended March 31, 2008. The significant increase in the volume of our solar module products sold was driven by several factors, including favorable incentive programs that stimulated demand for our products in our main target markets of Germany, Spain and Italy, establishment of customer relationships with several large solar integrators in our target markets and an increase in module production capacity to fulfill this demand. The average sales price of our solar module products increased from US$3.74 per watt for the three months ended March 31, 2007 to US$4.27 per watt for the three months ended March 31, 2008. The significant increase in average selling price was due to continued strong demand for solar modules combined with supply constraints based on material shortages.

Cost of Revenues.  Our cost of revenues increased by 734.2% from US$17.1 million for the three months ended March 31, 2007 to US$143.0 million for the three months ended March 31, 2008. The increase in our cost of revenues was due primarily to a significant increase in the quantity of solar cells needed to produce an increased output of our standard solar modules. As a percentage of our total net revenues, cost of revenues decreased from 98.0% for the three months ended March 31, 2007 to 83.5% for the three months ended March 31, 2008, with the decrease primarily due to (i) the increase in solar module average sales price, (ii) the increased margin contribution from modules manufactured from internally produced cells and (iii) long-term supply contracts with volume purchase discounts.

Gross Profit.  As a result of the foregoing, our gross profit increased from US$0.3 million for the three months ended March 31, 2007 to US$28.2 million for the three months ended March 31, 2008. Our gross margin increased from 2.0% for the three months ended March 31, 2007 to 16.5% for the three months ended March 31, 2008.

Operating Expenses.  Our operating expenses increased by 90.4% from US$4.3 million for the three months ended March 31, 2007 to US$8.2 million for the three months ended March 31, 2008. The increase in our operating expenses was due primarily to an increase in our general and administrative expenses and selling expenses. As a result of increased volumes of sales, the operating expenses as a percentage of our total net revenue decreased from 24.7% for the three months ended March 31, 2007 to 4.8% for the three months ended March 31, 2008.

Interest Expenses.  We incurred interest expenses of approximately US$0.1 million for the three months ended March 31, 2007 compared to US$2.2 million for the three months ended March 31, 2008. The interest expenses for the three months ended March 31, 2008 were in connection with the increase of short-term and long-term borrowings from banks, as well as the US$75.0 million of convertible notes issued in December, 2007.

Income Tax Expenses.  Our income tax expenses was US$0.1 million for the three months ended March 31, 2007, as compared to a income tax expenses of US$7.0 million for the three months ended March 31, 2008. The increase in income tax expenses was due primarily to: (i) an increase in profit before tax that was realized for the three months ended March 31, 2008 (about US$26.0 million) compared to the same quarter in 2007 and (ii) an increase in the tax rate for CSI Solartronics and CSI Solar Manufacturing from 12% and 7.5% to 25% and 12.5%, respectively according to the new PRC income tax law.

Net Income.  As a result of the cumulative effect of the above factors, we recorded net income of US$19.0 million for the three months ended March 31, 2008, as compared to a US$3.9 million net loss for the three months ended March 31, 2007.

Induced Conversion

On May 27, 2008, we made an offer to holders of our US$75.0 million 6.0% Senior Convertible Notes due 2017 to increase the conversion rate from 50.3073 common shares per US$1,000 of notes to 53.6061 common shares. An aggregate principal amount of US$74.0 million of these notes were tendered for conversion at the increased conversion rate. As a result of the inducement for conversion, we recognized a charge of approximately $10.0 million for consideration transferred in excess of that transferrable under the original terms. As of the date of this prospectus supplement, US$1.0 million of our 6.0% Senior Convertible Notes due 2017 remain outstanding.

New loans

In early June 2008, we borrowed an aggregate principal amount of US$30 million from Shawn Qu, our founder, chairman, president and chief executive officer for general working capital purposes, pursuant to a promissory note between Dr. Qu and us. Under the terms of the note, we will be required to repay the loan on demand at any time after September 30, 2008. Such loan is a “related party transaction” under applicable SEC rules, and has been unanimously approved by our Audit Committee.

We believe that our current cash and cash equivalents, anticipated cash flow from operations, approved lines of credit available to us from commercial banks and other financing activities, including potential capital market financings, will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the rest of 2008 under our current market guidance. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. The availability of commercial loans from Chinese commercial banks may also be affected by administrative policies of the PRC government, which in turn may affect our plans for business expansion. If our existing cash or access to additional capital via bank borrowings are insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from other sources. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities or debt securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

New Supply Contracts

On June 30, 2008, we entered into a ten-year supply agreement with LDK Solar Co., Ltd., or LDK, a manufacturer of multi-crystalline and mono-crystalline solar wafer. Pursuant to the terms of this agreement, LDK will supply approximately 800MW of solar wafers to us through 2018. Delivery under the agreement is expected to start in July 2009, with approximately 40MW being shipped in 2009 and approximately 80MW annually in 2010 and beyond.

Preliminary 2008 Second Quarter Results

On July 14, 2008, we announced our preliminary unaudited results for our second quarter 2008. We expect our net revenues for the second quarter 2008 to range between $210 million and $214 million, compared to the prior forecast of $185 million to $190 million. The preliminary net revenue includes approximately $6 million of silicon and other sales. Our gross profit is expected to range between $33 million and $35 million. During the quarter, the company shipped approximately 47MW of solar module products, including about 2.2MW of UMgSi e-Modules and a small amount of tolling business. As a result of the induced conversion of $74 million of our 6.0% convertible senior notes due 2017, which closed on June 27, 2008, we recognized a one-time, non-cash charge of approximately $10 million equal to the fair value of the common shares and other consideration transferred in the transaction in excess of the fair value of common shares issuable pursuant to the original conversion terms. However, we expect to offset this one-time, non-cash charge by the interest cost savings we will realize through early conversion of the notes. These preliminary results are subject to change following completion of our normal quarter-end review process.

Corporate Structure

We were incorporated pursuant to the laws of the Province of Ontario in October 2001. We changed our jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006. As a result, we are governed by the CBCA.

In November 2001, we established CSI Solartronics (Changshu) Co., Ltd., or CSI Solartronics, which is our wholly owned subsidiary located in Changshu, China. Through CSI Solartronics, we focus primarily on the production of specialty solar modules and products. In addition to CSI Solartronics, we also currently have seven other wholly owned subsidiaries: (i) CSI Solar Manufacture Inc., or CSI Solar Manufacturing, located in Suzhou, China, which we incorporated in January 2005, through which we focus primarily on the production of standard solar modules; (ii) CSI Solar Technologies Inc., or CSI Solar Technologies, also located in Suzhou, China, which we incorporated in August 2003, through which we focus on solar module product development; (iii) CSI Central Solar Power Co., Ltd., or CSI Luoyang, in Luoyang, China, which we incorporated in February 2006, through which we currently manufacture solar modules and intend to manufacture solar ingots and solar wafers; (iv) CSI Cells Co., Ltd., or CSI Cells, formerly known as CSI Solarchip International Co., Ltd., which we incorporated in

June 2006 and completed the first cell production line in the first quarter of 2007, through which we manufacture solar cells; (v) Changshu CSI Advanced Solar Inc., or CSI Advanced, which was incorporated in August 2006 and through which we manufacture solar modules; (vi) CSI Solar Power Inc., or CSI Solar Power, located in Changshu, China, which we incorporated in April 2008, through which we intend to also produce solar modules; and (vii) CSI Solar Inc., which was incorporated in Delaware in June 2007, through which we carry out marketing and sales effects in the United States. In May 2007, we set up a representative office in Phoenix, Arizona, to enhance our sales and marketing efforts in the U.S. market. This office became affiliated with CSI Solar Inc. after its incorporation in June 2007. The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest, affiliation and the operational focus of each of our subsidiaries.

Corporate Information

Our principal executive offices are located at No. 199 Lushan Rd, Suzhou New District, Suzhou, Jiangsu 215129, People’s Republic of China. Our telephone number at this address is (86-512) 6690-8088 and our fax number is (86-512) 6690-8087. Our mailing address in Canada is located at 675 Cochrane Drive, East Tower, 6th Floor, Markham, Ontario L3R 0B8. Our telephone number at this address is (1-905) 530-2334 and our fax number is (1-905) 530-2001.

You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website is www.csisolar.com. The information contained on our website does not form part of this prospectus supplement.

Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statement of operations data for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 and summary consolidated balance sheet data as of December 31, 2003, 2004, 2005, 2006 and 2007 are derived from our audited consolidated financial statements, which have been audited by an independent registered public accounting firm. The auditor report on our consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007 and our consolidated balance sheets as of December 31, 2006 and 2007 is incorporated by reference into this prospectus supplement from our annual report on Form 20-F for the year ended December 31, 2007. You should read the summary consolidated financial data in conjunction with those financial statements and the related notes. Our summary consolidated statement of operations data for the year ended December 31, 2003 and 2004 and our consolidated balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements which are not included in our annual report incorporated herein by reference.

The audited financial statements are prepared and presented in accordance with U.S. GAAP.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of US$, except share and per share data, and operating data and percentages)

Statement of operations data:
Net revenues	$4,113	$9,685	$18,324	$68,212	$302,798
Cost of revenues(1)	2,372	6,465	11,211	55,872	279,022

Gross profit	1,741	3,220	7,113	12,340	23,776

Operating expenses(1) — Selling expenses	39	269	158	2,909	7,531
— General and administrative expenses	1,039	1,069	1,708	7,923	17,204
— Research and development expenses(2)	20	41	16	398	998

Total operating expenses	1,098	1,379	1,882	11,230	25,733

Income/(loss) from operations	643	1,841	5,231	1,110	(1,957)
Interest expenses	—	—	(239)	(2,194)	(2,367)
Interest income	1	11	21	363	562
Tax refund for reinvestment	—	—	—	—	925
Loss on change in fair value of derivatives related to convertible Notes	—	—	(316)	(6,997)	—
Loss on financial instruments related to convertible notes	—	—	(263)	(1,190)	—
Other — net	10	(32)	(25)	(90)	2,443
Income tax expense	(34)	(363)	(605)	(432)	185
Minority interests	(209)	—	—	—	—

Income/(loss) before extraordinary gain	411	1,457	3,804	(9,430)	(210)
Extraordinary gain	350	—	—	—	—

Net income/(loss)	761	1,457	3,804	(9,430)	(210)

Earnings per share, basic
— Extraordinary gain	0.02	—	—	—	—

— Net income/(loss)	0.05	0.09	0.25	(0.50)	(0.01)

Shares used in computation Basic	15,427,995	15,427,995	15,427,995	18,986,498	27,283,305

Earnings per share, diluted
— Extraordinary gain	0.02	—	—	—	—

— Net income/(loss)	0.05	0.09	0.25	(0.50)	(0.01)

Shares used in computation Diluted	15,427,995	15,427,995	15,427,995	18,986,498	27,283,305

Other financial data:
Gross margin	42.3%	33.2%	38.8%	18.1%	7.9%
Operating margin	15.6%	19.0%	28.5%	1.6%	(0.6)%
Net margin	18.5%	15.0%	20.8%	(13.8)%	(0.1)%

(1)	Share-based compensation expenses are included in our cost of revenues and operating expenses.

(2)	We also conduct research and development activities in connection with our implementation of solar power development projects. These expenditures are included in our cost of revenues.

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands of US$, except share data)

Balance Sheet Data:
Cash and cash equivalents	$1,879	$2,059	$6,280	$40,911	$37,667
Restricted cash	27	27	112	825	1,626
Inventories	313	2,397	12,163	39,700	70,921
Accounts receivable, net	257	636	2,067	17,344	58,637
Advances to suppliers	81	370	4,740	13,484	28,745
Value added tax recoverable	142	22	815	2,281	12,247
Other current assets	95	150	257	2,398	10,058

Total current assets	2,795	5,661	26,433	116,943	219,900
Property, plant and equipment, net	244	453	932	7,910	51,486
Other non-current assets	—	—	—	39	7,534
Prepaid-rental	—	—	—	1,103	1,616
Deferred tax assets (non-current)	15	31	65	3,639	3,966

Total assets	3,053	6,145	27,430	129,634	284,503

Short-term borrowings	—	—	1,300	3,311	40,374
Accounts payable	426	824	4,306	6,874	8,251
Other payable	398	302	892	993	6,153
Advances from suppliers and customers	18	273	2,823	3,225	1,962
Income tax payable	119	407	914	112	—
Amounts due to related parties	93	189	431	149	209
Embedded derivatives related to convertible notes	—	—	3,679	—	—
Other current liabilities	147	761	1,022	1,191	2,264

Total current liabilities	1,201	2,756	15,367	15,855	59,213
Accrued warranty costs	79	167	341	875	3,879
Long-term debt	—	—	—	—	17,866
Convertible notes	—	—	3,387	—	75,000
Financial instruments related to convertible notes	—	—	1,107	—	—
Other non-current liabilities	261	261	261	—	2,278

Total liabilities	1,541	3,184	20,463	16,730	158,237
Total shareholders’ equity	1,512	2,961	6,967	112,904	126,266

Total liabilities and shareholders’ equity	$3,053	$6,145	$27,430	$129,634	$284,503

Number of shares outstanding	15,427,995	15,427,995	15,427,995	27,270,000	27,320,389

THE OFFERING

The following summary contains basic information about our common shares being offered. It may not contain all the information that is important to you. For a more complete understanding of our common shares, please refer to the section of the accompanying prospectus entitled “Description of Common Shares.”

Issuer	Canadian Solar Inc.

Common Shares Offered by us	3,500,000 common shares

Common Shares to Be Outstanding Immediately After This Offering	35,629,138 common shares

Over-allotment Option	Up to 525,000 common shares

NASDAQ Global Market Symbol	CSIQ

Use of Proceeds	Our net proceeds from this offering are expected to be approximately US$107.4 million (approximately US$123.5 million if the underwriters’ over-allotment option is exercised in full), assuming an offering price of US$32.40 per common share, which is the reported last sale price for the common shares on the Nasdaq Global Market on July 11, 2008. We plan to use the net proceeds we receive from this offering for working capital, general corporate purposes and potential future acquisitions.

Risk Factors	An investment in our common shares involves risks. You should carefully consider the information set forth in the sections of this prospectus supplement and the accompanying prospectus entitled “Risk Factors,” as well as other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to invest in the common shares.

The number of common shares that will be outstanding immediately after this offering is based on 32,129,138 common shares outstanding on June 30, 2008 and excludes:

•	1,302,948 common shares issuable upon the exercise of stock options outstanding as of June 30, 2008, at a weighted average exercise price of US$6.52 per share;

•	87,375 common shares issuable upon the vesting of restricted shares as of June 30, 2008; and

•	704,231 common shares reserved for future issuance under our 2006 share incentive plan as of June 30, 2008.

Except as otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriters of their over-allotment option.

RISK FACTORS

An investment in our common shares involves certain risks. You should carefully consider the risks described below, and those described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our common shares could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Special Note Regarding Forward-Looking Statements” in this prospectus supplement and the accompanying prospectus where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to Our Company and Our Industry

The current industry-wide shortage of high-purity silicon may constrain our revenue growth and decrease our margins and profitability.

We produce solar modules, which are an array of interconnected solar cells encased in a weatherproof package, and products that use solar modules. High-purity silicon is an essential raw material in the production of solar cells and is also used in the semiconductor industry generally. While we do have in-house solar cell manufacturing capabilities, we continue to depend on solar wafer and cell supplies from a few producers. There is currently an industry-wide shortage of high-purity silicon because of increased demand as a result of recent expansions of, and increased demand in, the solar power and semiconductor industries. The shortage of high-purity silicon has driven the overall increase in silicon feedstock prices. For example, according to the March 2007 and 2008 reports by Solarbuzz, a leading professional magazine for the solar industry, the average long-term silicon feedstock contracted price increased from approximately US$28-32 per kilogram in 2004 to US$65-75 per kilogram in 2008. Prices of silicon feedstock obtained through spot purchases or short-term contracts went as high as US$400 per kilogram in 2007, peaking in the second half of 2007 but were at US$250 per kilogram for three-month supply contracts. The shortage of high-purity silicon has also resulted in a shortage of, and significant price increases for, solar cells. Multicrystalline silicon cell prices in Euros decreased from the first quarter of 2007 to the first quarter of 2008 by an average of 9%, while monocrystalline silicon PV cell prices in Euros decreased by a similar proportion. The blended average (mono and multi) cell prices in Euros decreased from the first quarter of 2007 to the first quarter of 2008 by 8.5%.

The average price of silicon feedstock and solar cells remained high in 2007. Any further increase in the demand from the semiconductor industry will compound the shortage and price increases. The shortage of high-purity silicon has constrained our revenue growth in the past and may continue to do so. Increases in the prices of silicon feedstock and solar cells have in the past increased our production costs and may impact our cost of revenues and net income in the future. The production of high-purity silicon is capital intensive and adding additional capacity requires significant lead time. While we are aware that several new facilities for the manufacture of high-purity silicon are under construction, we do not believe that the supply shortage will be alleviated in the very near term. We expect that demand for high-purity silicon will continue to outstrip supply for the foreseeable future. Furthermore, if we cannot fulfill our solar cell needs through internal production and obtain solar wafers and solar cells externally at commercially viable prices, this would likely have a material adverse effect on our business and operating results.

If we are unable to secure an adequate and cost effective supply of solar wafers, solar cells or reclaimable silicon, our revenue, margins and profits could be adversely affected.

Solar cells are the most important component of solar module products. We engage in flexible vertical integration of our supply chain to secure a sufficient and cost-effective supply of solar cells through a combination of internal solar cell component manufacturing and also our sourcing of silicon feedstock, toll manufacturing arrangements with suppliers of ingots, wafers and cells and direct purchases from solar cell suppliers. However, the industry-wide shortage of polysilicon and silicon wafers has resulted in sharp increases and significant volatility in polysilicon and silicon wafer prices since 2003. Although we seek to control our costs of raw materials by planning and managing the timing of our spot market purchases, there is no assurance that we will accurately predict future pricing trends or that we can achieve our objective of securing adequate quantities of polysilicon and silicon wafers at competitive prices.

While we have been able to secure silicon to meet our production needs in the past, due to ongoing industry shortages of silicon feedstock, solar wafers and solar cells, we cannot assure you that we will be able to continue to successfully manage our supply chain and secure an adequate and cost-effective supply of solar cells. For example, we have entered into several long-term contracts with silicon raw material suppliers, but we cannot assure you that we will be able to obtain adequate supplies from them under these contracts or from other suppliers in sufficient quantities and at commercially viable prices in the future. These long-term supply contracts can also be terminated by our suppliers under certain circumstances, including failure to make timely payments or prepayments. Moreover, toll manufacturing arrangements may not be available to us in the future or at higher volumes, in particular to the extent high-purity silicon becomes more readily available in the future, which could have a material adverse effect on our margins and profitability. While we produce solar cells internally to meet a portion of our solar cell needs, we cannot guarantee you that we will be able to successfully produce enough solar cells to satisfy (together with externally produced solar cells) our solar cell needs. If we are unable to procure an adequate supply of solar cells, either via contractual arrangements providing solar cells to us at commercially viable prices or through in-house production, we may be unable to meet the demand for our products and could lose our customers and market share, and our margins and revenues could decline.

In addition, while we have been able to generate cost savings in the past through our recycling of reclaimable silicon, we cannot assure you that we will be able to secure sufficient reclaimable silicon at higher volumes and reasonable prices in the future as we believe there is a limited supply of reclaimable silicon available in the market and intensified competition for these materials as a result of new competitors entering the market. Recently, there has been increased scrutiny by the Chinese Customs authorities on the import of scrap silicon over a concern that the recycling process for certain types of scrap silicon may cause environmental damage if not performed in a fully licensed factory. This has created certain disruptions to our silicon reclamation business. Since December 2006, 1.2 tons of our scrap silicon has been under detention by the Chinese Customs authorities. In August 2007, following testing by Chinese Customs authorities, one-fourth of this amount was identified by them as prohibited solid waste. In April 2008, the Chinese Customs authorities ordered us to return the detained 1.2 tons of scrap silicon to its point of origin. On June 23, 2008, Suzhou Customs authority issued a Non-punishment Decision Notice, in which the Customs authority announced no administrative fine will be imposed on the company regarding the above-mentioned prohibited solid waste import. We are actively working with local industry groups, the Chinese Customs authorities and the Chinese Environment Protection Administration to define new procedures and regulations governing scrap silicon. These new regulations may increase the cost of reclamation and limit our ability to sustain or expand our silicon reclamation program. If we are unable to secure a sufficient supply of reclaimable silicon at reasonable prices and reclaim this silicon on a cost-efficient basis, we cannot assure you that we will be able to save cost through our reclamation program and maintain our profit margin as a result of further negative changes in the government policy.

The prices for our supply of solar wafers, solar cells and reclaimable silicon may increase due to the expanded production capacity of our competitors, which may constrain our revenue growth and decrease our margins and profitability.

We believe the average price of polysilicon and silicon wafers will remain high and could increase further in the near term. The increasing price of polysilicon and silicon wafers has largely contributed to the increase in our production costs for PV cells and modules in the past three years and may continue to have the same effect in the future, notwithstanding our continuing efforts to use polysilicon and silicon wafers more efficiently. In addition, we may not be able to pass on to our customers our increased production costs resulting from, among other things, the increased costs of polysilicon and silicon wafers. Despite the rise in the price of polysilicon and silicon wafers, PV module manufacturers worldwide are expanding their production capacities in response to the growing popularity worldwide of PV products. We believe that such capacity expansion, particularly in markets where government subsidies for solar energy consumption are declining, will cause a gradual decline in the price of PV modules as well as lead to the possible commodization of PV modules leading to increased price competition globally, which may more than offset any cost savings from technological improvements that lead to a more efficient use of polysilicon and silicon wafers.

Advance payments to our polysilicon and silicon wafer suppliers and credit term sales offered to some of our customers expose us to the credit risks of such suppliers and customers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.

Under existing supply contracts with many of our multi-year silicon wafer suppliers, and consistent with industry practice, we make advance payments to our suppliers prior to the scheduled delivery dates for silicon wafer supplies. In many such cases, the advance payments are made in the absence of receiving collateral for such payments. Moreover, we offer some of our customers short term and/or medium term credit sales based on our relationship with them and market conditions, also in the absence of receiving collateral. As a result, our claim for such payments or sales credit would rank as unsecured claims, which would expose us to the credit risks of our suppliers and/or customers in the event of their insolvency or bankruptcy. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

Our ability to adjust our materials costs may be limited as a result of entering into prepaid, fixed-price arrangements with our suppliers, and it therefore may be difficult for us to respond appropriately in a timely manner to market conditions, which could materially and adversely affect our cost of revenues and profitability.

We have in the past secured, and plan to continue to secure, our supply of polysilicon and silicon wafers through prepaid supply arrangements with overseas and domestic suppliers. In the past three years, we have entered into supply contracts with some of our suppliers under which these suppliers agreed to provide us with specified quantities of silicon wafers, and we have made prepayments to these suppliers in accordance with the supply contracts. The prices of the supply contracts we have entered into with some of our suppliers are fixed. If the prices of polysilicon or silicon wafers were to decrease in the future and we are locked into prepaid, fixed-price arrangements, we may not be able to adjust our materials costs, and our cost of revenues would be materially and adversely affected. In addition, if demand for our PV products decreases, we may incur costs associated with carrying excess materials, which may have a material adverse effect on our operating expenses. To the extent we are not able to pass these increased costs and expenses to our customers, our profitability may be materially reduced.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we may not be able to compete successfully, our margins may suffer and we may lose or be unable to gain market share.

We compete with a large number of competitors in the solar module market. These include international competitors such as BP Solar International Inc., Sharp Solar Corporation, SolarWorld AG, and competitors located in China such as Suntech Power Holdings Co., Ltd., Yingli Green Energy Holding Company Limited, Solarfun Power Holdings Co., Ltd. and Trina Solar Limited. We expect to face increased competition in the future. Further, many of our competitors are developing and are currently producing products based on new solar power technologies that may ultimately have costs similar to, or lower than, our projected costs. For example, some of our competitors are developing or currently producing products based on alternative solar technologies, such as thin film photovoltaic materials, which they believe will ultimately cost the same as or less than crystalline silicon technologies, which we use. Solar modules produced using thin film materials, such as amorphous silicon, cadmium telluride and copper indium gallium diselenide (CIGS) technology, require significantly less silicon to produce than crystalline silicon solar modules, such as our products, and are less susceptible to increases in silicon costs. We may also face competition from semiconductor manufacturers, several of which have either announced plans to start or have already commenced production of solar modules. In addition, from a technological and capital investment point of view, the entry barriers are relatively low in the solar module manufacturing business given the low capital requirements and relatively little technological complexity involved. Due to the scarcity of high-purity silicon, supply chain management, access to financing and establishment of name brand recognition and a strong customer base are key entry barriers at present. However, if high-purity silicon supplies increase, some of these barriers may disappear or lessen and many new competitors may enter the industry resulting in rapid industry fragmentation, increased industry production capacity, leading to pressure on our gross margins and loss of our market share.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and resources and significantly greater economies of scale. In addition, our competitors may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demand or to devote greater resources to the development, promotion and sales of their products than we can. The sale of our solar module products generated 97.7% and 87.6% of our net revenues in 2005 and 2006, respectively, and 96.0% for 2007. Many of our competitors have more diversified product offerings and may be better positioned to withstand a decline in the demand for solar power products. Some of our competitors have also become more fully vertically integrated, from upstream silicon wafer manufacturing to solar power system integration. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

In the immediate future, we believe that in order to remain competitive, we will need to continue focusing on securing silicon feedstock and solar wafers for our in-house solar cell manufacturing needs and expanding our internal production capacity, developing our in-house solar wafer manufacturing capacity, maintaining strategic relationships with select suppliers to fulfill our remaining solar cell and solar wafer needs and increasing our sales and marketing efforts to secure customer orders. Many of our competitors have greater access to silicon raw materials and cell supply, including stronger strategic relationships with leading global and domestic silicon feedstock suppliers, or have more significant silicon wafer and cell manufacturing capabilities. We believe that to the extent the supply of high-purity silicon stabilizes and customers become more knowledgeable and selective, the key to competing successfully in the industry will shift to more traditional sales and marketing activities. We have conducted very limited advertising to date, focusing primarily on medium to larger sized solar power distributors and integrators in the European market in the past, and cannot assure you that we will be able to make that transition successfully. The greater name recognition of some of our competitors may make it difficult for us to compete following this industry transition. In addition, the solar power market in general competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the solar power market could suffer.

Evaluating our business and prospects may be difficult because of our limited operating history.

There is limited historical information available about our company upon which you can base your evaluation of our business and prospects. We began business operations in October 2001 and shipped our first solar module products in March 2002. With the rapid growth of the solar power industry, we have experienced a high growth rate since our inception and, in particular, since 2004 after we began to sell standard solar modules. As a result, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not be able to achieve growth rates in future periods similar to those we have experienced in recent periods, and our business model at higher volumes is unproven. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. You should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing market.

Our quarterly operating results may fluctuate from period to period in the future.

Our quarterly operating results may fluctuate from period to period based on a number of factors, including:

•	the average selling prices of our solar modules and products;

•	the availability and pricing of raw materials, particularly high-purity silicon and reclaimable silicon;

•	the availability, pricing and timeliness of delivery of solar cells and wafers from our suppliers and toll manufacturers;

•	the rate and cost at which we are able to expand our internal manufacturing capacity to meet customer demand and the timeliness and success of these expansion efforts;

•	the impact of seasonal variations in demand linked to construction cycles and weather conditions, with purchases of solar products tending to decrease during the winter months in our key markets, such as Germany, due to adverse weather conditions that can complicate the installation of solar power systems;

•	timing, availability and changes in government incentive programs and regulations, particularly in our key and target markets;

•	unpredictable volume and timing of customer orders, some of which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction or postponement of orders from these customers;

•	availability of financing for on-grid and off-grid solar power applications;

•	unplanned additional expenses such as manufacturing failures, defects or downtime;

•	acquisition and investment related costs;

•	geopolitical turmoil within any of the countries in which we operate or sell products;

•	foreign currency fluctuations, particularly in the Euro, U.S. dollar and RMB;

•	our ability to establish and expand customer relationships;

•	changes in our manufacturing costs;

•	changes in the relative sales mix of our products;

•	our ability to successfully develop, introduce and sell new or enhanced solar modules and products in a timely manner, and the amount and timing of related research and development costs;

•	the timing of new product or technology announcements or introductions by our competitors and other developments in the competitive environment; and

•	increases or decreases in electric rates due to changes in fossil fuel prices or other factors.

We base our planned operating expenses in part on our expectations of future revenue, and a significant portion of our expenses will be fixed in the short-term. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. This may cause us to miss analysts’ guidance or any guidance announced by us. If we fail to meet or exceed analyst or investor expectations or our own future guidance, even by a small amount, our share price could decline, perhaps substantially.

The reduction or elimination of government subsidies and economic incentives for solar power could cause demand for our products, our revenues, profits and margins to decline.

We believe that the near-term growth of the solar power market, particularly for on-grid applications, depends in large part on the availability and size of government subsidies and economic incentives. Because a substantial portion of our sales is made in the on-grid market, the reduction or elimination of government subsidies and economic incentives may adversely hinder the growth of this market or result in increased price competition, which could cause our revenues to decline.

Presently, the cost of solar power substantially exceeds the cost of power provided by the electric utility grid in many locations. Governments around the world have used different policy initiatives to accelerate the development and adoption of solar power and other renewable energy sources. Renewable energy policies are in place in the European Union, most notably Germany and Spain, certain countries in Asia, and many of the states in Australia and the United States. Examples of customer-focused financial incentives include capital cost rebates, feed-in tariffs, tax credits and net metering and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar power in both on-grid and off-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether, or governmental entities could reprioritize solar initiatives that they have launched. For example, according to Solarbuzz, plans by the Shanghai municipal government to install solar energy heating systems on 100,000 rooftops have stalled. Reductions in, or eliminations of, government subsidies and economic incentives before the solar power industry reaches a scale of economy sufficient to be cost-effective in a non-subsidized market place could result in decreased demand for our products and decrease our revenues, profits and margins.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In a number of countries, these regulations and policies have been modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our products. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our customers of using our solar module products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition. In addition, pricing regulations and policies may place limits on our ability to increase the price of our solar module products in response to increases in our solar raw material costs, including solar cells.

We anticipate that our products and their installation will be subject to oversight and regulation in accordance with national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual jurisdictions and design products to comply with the varying standards. For example, the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, is a general directive. Each European Union member state will adopt its own enforcement and implementation policies using the directive as a guide. Therefore, there could be many different versions of this law that we will have to comply with to maintain or expand our sales in Europe. Any new government regulations or utility policies pertaining to our solar module products may result in significant additional expenses to us and, as a result, could cause a significant reduction in demand for our solar module products. In particular, any changes to existing regulations and policies or new regulations and policies in Germany could have a material adverse effect on our business and operating results. Sales to customers located in Germany accounted for 75.3% and 56.9% of our net revenues in 2005 and 2006, respectively, and 68.3% for 2007, in part because of the availability and amounts of government subsidies and economic incentives in Germany.

If solar power technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to sustain our profitability.

The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Market data on the solar power industry is not as readily available as for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products in our targeted markets, including Germany, Spain, Italy, the United States, South Korea, the Czech Republic, China and Canada, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:

•	cost-effectiveness, performance and reliability of solar power products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and incentives to support the development of the solar power industry;

•	success of other alternative energy generation technologies, such as wind power, hydroelectric power, geothermal and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of solar power products, which tend to decrease when the economy slows down;

•	deregulation of the electric power industry and broader energy industry; and

•	changes in seasonal demands for our products.

If solar power technology is not suitable for widespread adoption or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may suffer and we may be unable to sustain our profitability.

The lack or unavailability of financing for on-grid and off-grid solar power applications could cause our sales to decline.

Our solar module products are used in both on-grid applications and off-grid applications. Off-grid applications are used where access to utility networks is not economical or physically feasible. In some developing countries, government agencies and the private sector have, from time to time, provided financing on preferential terms for rural electrification programs. We believe that the availability of financing programs could have a significant effect on the level of sales of solar modules for both on-grid and off-grid applications. If existing financing programs for on-grid and off-grid applications are eliminated or if financing programs are inaccessible or inadequate, the growth of the market for on-grid and off-grid applications may be materially and adversely affected, which could cause our sales to decline. In addition, a rise in interest rates could render existing financings more expensive and present an obstacle for potential financings that would otherwise spur the growth of the solar power industry, which could materially and adversely affect our business.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

The PRC government has implemented various measures to encourage or control economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditures by solar energy users, which in turn could reduce demand for our products.

The increased tightening of PRC monetary policy may limit our ability to obtain sufficient working capital under our existing bank credit facilities.

As our operations are based in China, we are exposed to risks associated with the regulatory regime of the PRC including recent changes in monetary policy by the People’s Bank of China that raised the deposit reserve ratio, thereby reducing the supply of money available for Chinese banks to lend. Since our industry is capital intensive, we require significant amounts of working capital on a continuous basis. We rely primarily on our revolving credit facilities with a number of local banks in order to make timely payments or prepayments to our suppliers as well as for other operating costs. If the PRC continues to implement tight monetary policy to limit lending by Chinese banks over time, we could fall behind in our payments and prepayments to suppliers, which may have a material and adverse impact on us and our ability to grow our business.

We may be unable to procure adequate sources of needed capital due to market conditions beyond our control, which may adversely impact our ability to grow our business.

Our operations are capital intensive. Despite our ability as a publicly traded company to raise capital via public equity and debt issuances in addition to traditional commercial banking credit, a combination of the current weakness in global capital markets due to an economic downturn and tightened credit control policies by the PRC government aimed at dampening inflation may adversely affect our results of operations if we are unable to access necessary capital to achieve our performance targets and expansion goals or make required prepayments under our supply contracts. We rely on working capital financing from PRC commercial banks for our daily operations. Although we are currently able to obtain new commercial loans from these PRC commercial banks, we cannot guarantee that we can continue to do so, which may have a material and adverse impact to us and our ability to grow our business. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by manufacturers of PV and related products; and

•	economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner, on commercially acceptable terms, or at all, our growth prospects and future profitability may be adversely affected.

Our dependence on a limited number of solar wafer, solar cell and silicon raw material suppliers could prevent us from timely delivering our products to our customers in the required quantities, which could result in order cancellations and decreased revenues.

We purchase silicon raw materials, which include polysilicon, solar wafers and solar cells, from a limited number of third-party suppliers. Our major suppliers of silicon raw materials include Luoyang Poly, which provides us with specified minimum quantities of polysilicon, LDK and Deutsche Solar, which provide us specified minimum quantities of solar wafers, and China Sunergy, Gintech and NSP, which provide us specified minimum quantities of solar cells. We have also entered into annual supply agreements with a few other overseas and domestic Chinese solar wafer and solar cell suppliers. In connection with our new UMgSi product initiative, we have entered into a supply contract with BSI, to supply us with UMgSi for solar module production. These suppliers may not be able to meet the specified minimum quantities set forth in the contracts. If we fail to develop or maintain our relationships with these or our other suppliers, including failure to make any required payments under our long-term contracts, we may not be able to internally produce or secure a supply of solar cells at cost-effective prices, or at all. If that were to occur, we may be unable to manufacture our products in a timely manner or our products may be manufactured only at a higher cost, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause us to experience order cancellations and loss of market share and harm our reputation as well as subject us to the possibility of litigation. The failure of a supplier to supply solar wafers, solar cells or silicon raw materials that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs, particularly if we are unable to obtain these solar wafers, solar cells or silicon raw materials from alternative sources on a timely basis or on commercially reasonable terms. For example, in late 2006, one of our major suppliers of solar wafers incurred serious fire damage with its silicon cast ingot furnaces. This resulted in a chain reaction and caused a shortage and price increase of multi-crystalline solar wafers, which is a key material for our products.

Our dependence on a limited number of customers and our lack of long-term customer contracts may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our solar module products to a limited number of customers, including distributors and system integrators, and various manufacturers who either integrate our products into their own products or sell them as part of their product portfolio. Our top five customers collectively accounted for approximately 53.4% and 78.8% of our net revenues in 2006 and 2007, respectively. Iliotec Solar GmbH, and Otto Bihler Maschinenfabrik GmbH & Co. KG each contributed over 10% of our net revenues in 2006. Schüco International KG, City Solar AG and pro solar Solarstrom each contributed over 10% of our net revenues for 2007. Sales to our customers are typically made through one-year frame work sales agreements with quarterly firm orders stipulating prices and product amounts as adjusted or negotiated with customers, subject to termination. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

Even though our top five customers have contributed to a significant portion of our revenues, we have experienced changes in our top customers. As we continue to grow our business and operations, we expect our top customers may continue to change. We cannot assure you that we will be able to develop a consistent customer base.

Cancellation of customer product orders may make us unable to recoup prepayments made to suppliers.

Suppliers of solar wafers, cells and silicon raw materials typically require us to make prepayments well in advance of shipment. While we also sometimes require our customers to make partial prepayments, there is typically a lag between the time of our prepayment for solar wafers, cells and silicon raw materials and the time that our customers make prepayments to us. As a result, the purchase of solar wafers, cells and silicon feedstock, and other silicon raw materials through toll manufacturing arrangements, has required, and will continue to require, us to make significant working capital commitments beyond that generated from our cash flows from operations to support our estimated production output. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers in connection with our customers’ orders, which could have an adverse impact on our financial condition and results of operations.

We may not be able to manage our expansion of operations effectively.

We commenced business operations in October 2001 and have since grown rapidly. We expect to continue to significantly expand our business to meet the growth in demand for our products, as well as to capture new market opportunities. To manage the potential growth of our operations, we will be required to improve our operational and financial systems and procedures and controls. Our rapid growth has strained our resources, including our existing management team, and made it difficult to maintain and update our internal procedures and controls as necessary to meet the expansion of our overall business. We must also increase production output, expand, train and manage our growing employee base, and successfully establish new subsidiaries to operate new or expanded facilities. Additionally, access to additional funds to support the expansion of our business may not always be available to us. Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers and other third parties.

We cannot assure you that our current and planned operations, personnel, systems and internal procedures and controls will be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

Technological changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our revenues and profit to decline.

The solar power market is characterized by evolving technology standards that require improved features, such as more efficient and higher power output, improved aesthetics and smaller size. This requires us to develop new solar module products and enhancements for existing solar module products to keep pace with evolving industry standards and changing customer requirements. Technologies developed by others may prove more advantageous than ours for the commercialization of solar module products and may render our technology obsolete. Our failure to further refine our technology and develop and introduce new solar module products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues and gross margin to decline. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future.

If our future innovations fail to enable us to maintain or improve our competitive position, we may lose market share. If we are unable to successfully design, develop and introduce or bring to market competitive new solar module products, or enhance our existing solar module products, we may not be able to compete successfully. Competing solar power technologies may result in lower manufacturing costs or higher product performance than those expected from our solar module products. In addition, if we are unable to manage product transitions, our business and results of operations would be negatively affected.

We have recently begun to focus our efforts on development of and expansion into the use of UMgSi as a component of our solar products including e-Modules. We cannot assure you that these efforts will yield any successful results, if at all.

In response to the shortage of high-purity silicon, we believe that UMgSi provides a viable alternative source of silicon materials, and have been focusing efforts on developing technologies related to UMgSi solar products. We believe that we have currently made significant progress in this arena, have shipped e-Modules, our initial UMgSi solar product, and are launching full scale commercial production of and sales of such UMgSi solar products during the remainder of 2008. However, we have limited prior manufacturing experience with this material and may encounter unanticipated challenges in improving manufacturing yield. Additionally, our e-Modules are new to the market and in the event that the longer term market response to our UMgSi solar products, including e-Modules, is unfavorable, or if the average selling prices of our regular modules decline significantly, use of this material may not be economically viable. We cannot assure you that e-Modules will prove to be successful, which could have a material and adverse effect on our revenues.

We have limited experience in the high value-added building integrated photovoltaic (BIPV) market and we may be unable to manage the growth of our BIPV business or successfully operate in the BIPV market.

Our first BIPV project was completed in Luoyang, China in 2007. BIPV products generally enjoy higher profit margins when compared to standard PV modules, due to solar energy generation capabilities being integrated into the design of a building or structure. We intend to further expand our capabilities in the BIPV market and invest in research and development activities in such products. Due to our limited experience in the BIPV market, and the relatively small portion of our revenue that these projects currently comprise, there can be no assurance that we will successfully expand into this new area of business. We may not have the necessary research and development capabilities or marketing and sales personnel required to meet customer needs or manage our growth. In addition, we may face competitors in the BIPV market with substantially greater financial, technical, manufacturing and other resources. If we are unable to manage the growth of our BIPV business or if our BIPV products fail to meet the needs of our customers, there may be a material adverse effect on our reputation, our existing business, financial condition or results of operations.

We face risks associated with the marketing, distribution and sale of our PV products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

For the year ended December 31, 2007 and the three months ended March 31, 2008, 97.8% and 98.8% of our products were sold to customers outside of China, respectively. The international marketing, distribution and sale of our PV products expose us to a number of risks, including:

•	difficulties staffing and managing overseas operations;

•	fluctuations in foreign currency exchange rates;

•	increased costs associated with maintaining the ability to understand local markets and trends, as well as developing and maintaining an effective marketing and distributing presence in various countries;

•	providing customer service and support in these markets;

•	our ability to manage our sales channels effectively as we expand beyond distributors to include direct sales to systems integrators, end users and installers;

•	difficulties and costs relating to compliance with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

Our future success substantially depends on our ability to significantly expand our internal solar components manufacturing capacity, which exposes us to a number of risks and uncertainties.

Our future success depends on our ability to significantly increase our internal solar components manufacturing capacity. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds to purchase raw materials and to build additional manufacturing facilities, which we may be unable to obtain on commercially viable terms or at all;

•	delays and cost overruns as a result of a number of factors, many of which are beyond our control, including delays in equipment delivery by vendors;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.

If we are unable to establish or successfully operate our internal solar components manufacturing capabilities, or if we encounter any of the risks described above, we may be unable to expand our business as planned. Moreover, even if we do expand our manufacturing capacity we might not be able to generate sufficient customer demand for our solar power products to support our increased production levels.

Our business depends substantially on the continuing efforts of our executive officers, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially Dr. Shawn Qu, our founder, chairman, president and chief executive officer, who is also integral in our ability to maintain relationships with key suppliers and customers, Charlotte Klein, our compliance officer, Barry Luo, our corporate controller, Bencheng Li, our vice president, business development (China), Gregory Spanoudakis, our vice president, Europe, Tai Seng Png, our vice president, business integration and Robert Patterson, our vice president, business development (North America). Bing Zhu, our chief financial officer for the past two years, resigned from this position as of June 7, 2008. Arthur Chien, formerly our vice president, finance, has since been appointed as chief financial officer. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers, in particular those with a significant mix of both international and China-based solar power industry experience as many of our current officers have. In addition, if any of our executives joins a competitor or forms a competing company, whether in violation of their agreements with us or otherwise, we may lose some of our customers.

Problems with product quality or product performance, including defects, in our products could damage our reputation, or result in a decrease in customers and revenue, unexpected expenses and loss of market share.

Our products may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. In addition, our e-Module products are new to the market, and there has not been sufficient time for them to be tested for potential defects by market use. These defects could cause us to incur significant costs, including the costs of replacing defective products, divert the attention of our personnel from product development efforts and significantly affect our customer relations and business reputation. If we deliver solar module products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our solar module products could be harmed. As we continue to develop our internal solar cell manufacturing capabilities and expand into in-house solar ingot and solar wafer production, we may have problems standardizing product quality in these new areas of business.

In addition, some of our ingot, wafer and cell suppliers with whom we have toll manufacturing arrangements previously raised concerns about the quality and consistency of the silicon feedstock, in particular the reclaimable silicon that we recycle through our silicon reclamation program for re-use in the solar power industry, that we have provided to them for their ultimate conversion into solar cells. Currently, reclaimable silicon comprises a small portion of our silicon supplies. For this portion, the use of reclaimed silicon in the solar power supply chain has an inherent risk as it is difficult to maintain the consistency and quality of reclaimed silicon at the same level as high-purity silicon. The successful use of reclaimed silicon requires extensive experience, know-how and additional quality control measures from both the provider of reclaimed silicon and the toll manufacturers. If we cannot successfully maintain the consistency and quality of the reclaimed silicon from our silicon reclamation program at an acceptable level, this may result in less efficient solar cells for our solar modules or in a lower conversion ratio of solar cells per ton of silicon feedstock that we provide, and may potentially delay and reduce our supply of solar cells. This may reduce or eliminate the cost advantages of recycling silicon through our silicon reclamation program. This could also cause problems with product quality or product performance, including defects in our products, and increase the cost of producing our products.

We obtain some of the solar wafers and solar cells that we use in our products from third parties, either directly or through toll manufacturing arrangements, and we have limited control over the quality of that portion of the solar wafers and solar cells we incorporate into our solar modules. Unlike solar modules, which are subject to certain uniform international standards, solar wafers and solar cells generally do not have uniform international standards, and it is often difficult to determine whether solar module product defects are a result of the solar cells or other components or reasons. As a result, we may incur replacement costs that we are unable to recoup from third-party suppliers even if the defects already existed at the time we received the solar products. We also rely on third party suppliers for other components that we use in our products, such as glass, frame and backing for our solar modules, and electronic components for our specialty solar modules and products. Furthermore, the solar cells and other components that we purchase from third party suppliers are typically sold to us without any, or with only limited, warranty. The possibility of future product failures could cause us to incur substantial expense to repair or replace defective products. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our revenues and gross margin to decline.

Since we cannot test our products for the duration of our standard warranty periods, we may be subject to unexpected warranty expense.

Our standard solar modules are typically sold with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. Our specialty solar modules and products are typically sold with a one-year guarantee against defects in materials and workmanship and may, depending on the characteristics of the product, contain a limited warranty of up to ten years, against declines of the minimum power generation capacity specified at the time of delivery. We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped our products and recognized revenue. We began selling specialty solar modules and products in 2002 and only began selling standard solar modules in 2004. Any increase in the defect rate of our products would cause us to increase the amount of warranty reserves and have a corresponding negative impact on our operating results. Although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. Similarly, our recently developed UMgSi solar products, while silicon based and theoretically durable and viable as a reliable component for solar power products, are relatively new to the market, and subject to the same testing limitations as our other solar products.

However, despite our research and development efforts, UMgSi solar products are relatively new to the market and issues related to these products that are currently unknown may surface in the future after extended use. These issues could potentially affect our market reputation and adversely affect our revenues, giving rise to potential warranty claims by our customers. As a result, we may be subject to unexpected warranty expense and associated harm to our financial results as long as 25 years after the sale of our products. Should these future warranty claims exceed accrued provisions, this may require us to adjust our financial forecasts and adversely affect our future earnings and operating results.

Our future growth depends in part on our ability to make strategic acquisitions and investments and to establish and maintain strategic relationships, and our failure to do so could have a material adverse effect on our market penetration and revenue growth.

The solar power industry has only recently emerged as a high growth market and is currently experiencing shortages of its key component, high-purity silicon, due to rapid industry growth and demand. We believe it is critical that we continue to manage upstream silicon supply sources by, among other strategies, continuing to pursue strategic acquisitions and investments in solar cell and silicon raw materials suppliers to secure a guaranteed supply and better control the specifications and quality of the materials delivered and fostering strategic relationships, particularly with silicon feedstock suppliers, as we continue to develop our in-house solar component manufacturing abilities, and partnerships with solar wafer and solar cell suppliers. We cannot assure you, however, that we will be able to successfully make such strategic acquisitions and investments or establish strategic relationships with third parties that will prove to be effective for our business. Our inability in this regard could have a material adverse effect on our market penetration, our revenues and our profitability.

Strategic acquisitions, investments and relationships with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and relationships may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business.

We may not succeed in developing and maintaining a cost-effective solar cell manufacturing capability.

We plan to continue expanding our in-house solar cell manufacturing capabilities to support our core solar module manufacturing business. We completed installation of our first four solar cell production lines in 2007, and annual solar cell production capacity from these production lines reached 100MW by the end of 2007. However, we only have limited and recent operating experience in this area and we will face significant challenges in the solar cell business. Manufacturing solar cells is a highly complex process and we may not be able to produce solar cells of sufficient quality to meet our solar module manufacturing standards. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause production to be suspended or yield no output. We will need to make capital expenditures to purchase manufacturing equipment for solar cell production and will also need to make significant investments in research and development to keep pace with technological advances in solar power technology. The technologies, designs and customer preferences for solar cells change more rapidly, and solar cell product life cycles are shorter, than those for solar modules. We may not be able to successfully address these new challenges. We will also face increased costs to comply with environmental laws and regulations. Any failure to successfully develop and maintain cost-effective solar cell manufacturing capability may have a material adverse effect on our business, results of operations and prospects.

In addition, although we intend to continue direct purchasing of solar cells and our toll manufacturing arrangements through a limited number of strategic partners, if we engage in the large scale production of solar cells it may disrupt our existing relationships with solar cell suppliers. One of our suppliers has raised concerns with us over our decision to implement internal solar cell product capabilities. If solar cell suppliers discontinue or reduce the supply of solar cells to us, either through direct sales or through toll manufacturing arrangements, and we are not able to compensate for the loss or reduction with our own manufacturing of solar cells, our business and results of operations may be materially and adversely affected.

We may experience difficulty in developing our internal production capabilities for ingots and wafers and, if developed, in achieving acceptable yields and product performance as a result of manufacturing problems.

We are in the process of developing our internal production capabilities for the manufacture of silicon ingots and wafers. We do not have prior operational experience in ingot and wafer production and will face significant challenges in developing this line of business, and may not be successful in doing so. The technology is complex, and will require costly equipment and the hiring of highly skilled personnel to implement. In addition, we may experience delays in developing these capabilities and in obtaining governmental permits required to carry on these operations.

If we are able to successfully develop these production capabilities, we will need to continuously enhance and modify these capabilities in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture wafers can cause a percentage of the wafers to be rejected, which in each case, negatively affects our yields. We may experience production difficulties that cause manufacturing delays and lower than expected yields.

Problems in our facilities may limit our ability to manufacture products, including but not limited to, production failures, construction delays, human errors, equipment malfunction or process contamination, which could seriously harm our operations. We may also experience floods, droughts, power losses and similar events beyond our control that would affect our facilities. A disruption to any step of the manufacturing process will require us to repeat each step and recycle the silicon debris, thus adversely affecting our yields.

We may fail to successfully bring to market our new specialty solar modules and products, which may prevent us from achieving increased sales, margins and market share.

We expect to continue to derive part of our revenues from sales of our new specialty solar modules and products and will increase our research and development expenses in connection with developing these products. If we fail to successfully develop our new specialty solar modules and products, we will likely be unable to recover the expenses that we will incur to develop these products and may be unable to increase our sales and market share and to increase our margins. Many of our new specialty solar modules and products have yet to receive market acceptance, and it is difficult to predict whether we will be successful in completing their development or whether they will be commercially successful. We may also need to develop new manufacturing processes that have yet to be tested and which may result in lower production output.

Our failure to protect our intellectual property rights in connection with new specialty solar modules and products may undermine our competitive position.

As we develop and bring to market new specialty solar modules and products, we may need to increase our expenses to protect our intellectual property and our failure to protect our intellectual property rights may undermine our competitive position. We currently have three issued patents and nine patent applications pending in the PRC for products that make up a relatively small percentage of our net revenues. In addition, we maintain two trademark registrations in China, including “CSI” and its Chinese language version. We also have fourteen trademark applications pending in China. These afford only limited protection and the actions we take to protect our intellectual property rights as we develop new specialty solar modules and products may not be adequate. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others.

We may be exposed to infringement, misappropriation or other claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends on our ability to use and develop our technology and know-how and sell our solar module products without infringing the intellectual property or other rights of third parties. We do not have, and have not applied for, any patents for our proprietary technologies outside China, although we have sold, and expect to continue to sell, a substantial portion of our products outside China. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. In addition, we have not yet registered our trade name, “CSI,” outside of China, and we have fourteen trademark applications that are still pending in China. As a result, we could be subject to trademark disputes and may not be able to police the unauthorized use of our trade name. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Additionally, we use imported equipment in our production lines, without supplier guarantees that our use does not infringe on third party intellectual property rights in China. This creates a potential source of litigation or infringement claims arising from such use. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

In addition, our competitors and other third parties may initiate legal proceedings against us or our employees that may strain our resources, divert our management attention and damage our reputation. For example, in March 2002, ICP Global Technologies Inc., or ICP Global, a manufacturer of solar power products, filed an action in the Superior Court of the Province of Quebec, Canada (Action No. 500-05 071241-028) against our vice president, Europe, Gregory Spanoudakis, and ATS Automation Tooling Systems Inc., or ATS. ICP Global subsequently amended the complaint to include us, our subsidiary, CSI Solartronics, and our founder, chairman, president and chief executive officer, Dr. Shawn Qu, as defendants. The amended complaint contends that all of the defendants jointly engaged in unlawful conduct and unfair competition in directing a business opportunity away from ICP Global to us. Although there have been no meaningful discovery, court filings or communications from the plaintiff on this matter since early 2004, we cannot assure you that ICP Global will not move forward with this case or that the litigation will not be determined adversely to us. We also cannot assure you that similar proceedings will not occur in the future.

We rely on dividends paid by our subsidiaries for our cash needs.

We conduct significantly all of our operations through our subsidiaries, CSI Solartronics, CSI Solar Manufacturing Inc., CSI Solar Technologies, CSI Luoyang, CSI Cells and CSI Advanced, which are companies established in China. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay any dividends or other cash distributions that we may make to our shareholders, to service our debt and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. These subsidiaries are also required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. In addition, if any of these subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

If we are unable to attract, train and retain capable technical personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain capable technical personnel. Recruiting and retaining capable personnel, particularly those with expertise in the solar power industry, are vital to our success. There is substantial competition for qualified technical personnel, and there can be no assurance that we will be able to attract or retain the necessary technical personnel. If we are unable to attract and retain qualified employees, our business may be materially and adversely affected.

Fluctuations in exchange rates could adversely affect our business.

Prior to 2007, the majority of our sales had been denominated in U.S. dollars. Since the beginning of 2007, the majority of our sales have been denominated in Euros, although we may readjust our denomination currency for sales revenue depending on market conditions. In 2007, we incurred a net foreign currency exchange gain, which was caused by the depreciation of the U.S. dollar against the Euro in the amount of US$2.7 million. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

In addition, over the past three years, we have entered into multi-year supply contracts with a number of suppliers, under which, consistent with industry practice, we have made advance payments in exchange for specified quantities of silicon wafers. These contract prices are fixed in either Euro or Renminbi currency denominations. Our Renminbi costs and expenses primarily related to domestic sourcing of solar cells, wafers, silicon and other raw materials, toll manufacturing fees, labor costs and local overhead expenses. From time to time, we also have loan arrangements with Chinese commercial banks that are denominated in U.S. dollars and Renminbi. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, affect our gross and net profit margins and could result in fluctuations in foreign exchange and operating gains and losses. We cannot predict the impact of future exchange rate fluctuations on our results of operations and we may incur net foreign currency losses in the future. To the extent that we are unable to pass along increased costs as a result of these exchange rate fluctuations to our customers, our profitability may be materially reduced.

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.

We, along with other solar module product manufacturers, are exposed to risks associated with product liability claims if the use of our solar module products results in injury. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only shipped our first products in March 2002 and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. Although we carry limited product liability insurance, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Even if the product liability claims against us are determined in our favor, we may suffer significant damage to our reputation.

Our founder, Dr. Shawn Qu, has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

As of June 30, 2008, Dr. Shawn Qu, our founder, chairman, president and chief executive officer, beneficially owned 13,530,000 common shares, or 42.1% of our outstanding share capital, excluding restricted shares granted but yet to be vested and subject to restrictions on voting, dividend rights and transferability. As a result, Dr. Qu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages, fines and suspensions of our business operations.

We are required to comply with all national and local regulations regarding protection of the environment. As we expand our silicon reclamation program and research and development activities and move into solar ingot, solar wafer and solar cell manufacturing, we have begun to generate material levels of noise, waste water, gaseous wastes and other industrial wastes in the course of our business operations. Additionally, as we expand our internal solar components production capacity, our risk of facility incidents with a potential environmental impact also increases.

Except for a failure to obtain certain approvals prior to starting production as disclosed in “— Risks Related to Doing Business in China — We may face a potential risk for failing to comply with certain PRC legal requirements” we believe that we are in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. For example, we increased our expenditures to comply with the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, by reducing the amount of lead and other restricted substances used in our solar module products. Furthermore, we may need to comply with the European Union’s Waste Electrical and Electronic Equipment Directive if we begin to sell specialty solar modules and products to customers located in Europe or if our customers located in other markets demand that our products be compliant.

If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. For instance, the Chinese Customs have recently increased their scrutiny on the import of scrap silicon over a concern that the recycling process for certain types of scrap silicon may cause environmental damage if not performed in a fully licensed factory and have subjected certain importations of recyclable silicon by some China-based companies, including us. See the section entitled “— If we are unable to secure an adequate and cost effective supply of solar wafers, solar cells or reclaimable silicon, our revenue, margins and profits could be adversely affected.” Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions of our business operations.

We may not be successful in establishing our brand names among all consumers in important markets and the products we sell under our brand name may compete with the products we manufacture on an OEM basis for our customers.

We sell our products primarily under our own brand name and also on an OEM basis for our customers. In certain markets our brand may not be as prominent as other more established solar power vendors, and there can be no assurance that the “CSI” brand name or any of our potential future brand names, will gain acceptance among customers. Moreover, because the range of products we sell under our own brands and those we manufacture for our customers may be substantially similar, there can be no assurance that, currently or in the future, there will not be direct or indirect competition between products sold under the CSI brand, or any of our other potential future brands, and products that we manufacture on an OEM basis. This could negatively affect our relationship with these customers.

If we grant employee share options, restricted shares or other share-based compensation in the future, our net income could be adversely affected.

We adopted a share incentive plan in 2006. As of December 31, 2007, we had granted 1,814,443 share options and 566,190 restricted shares under our share incentive plan. In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123R, “Share-Based Payment.” This statement, which became effective in our first quarter of 2006, prescribes how we account for share-based compensation, and may have an adverse or negative impact on our results of operations or the price of our common shares. SFAS No. 123R requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. This statement also requires us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our share incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

There have been historical deficiencies with our internal controls and there remain areas of our internal and disclosure controls that require improvement. If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our common shares may be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in the company’s annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These rules apply to us for the first time in prospectus. Although our management may conclude that our internal controls over financial reporting are effective, our independent registered public accounting firm may decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant rules differently from us.

Prior to our initial public offering, we were a private company of limited operating history with limited accounting and other resources with which to adequately address our internal controls and procedures. As a result, we have identified material weaknesses and deficiencies with our internal controls. In our audit for the fiscal year ended December 31, 2006, we identified a number of weaknesses and deficiencies with respect to our internal controls under the standards established by the Public Company Accounting Oversight Board. The material weaknesses identified included (i) insufficient accounting resources to properly identify adjustments, analyze transactions and prepare financial statements in accordance with U.S. GAAP, and (ii) a lack of formal accounting policies and procedures for U.S. GAAP to ensure that our accounting policies and procedures are appropriately or consistently applied. Following the identification of these material weaknesses and other deficiencies, we have undertaken remedial steps and plan to continue to take additional remedial steps to address these material weaknesses and deficiencies and to further improve our internal and disclosure controls, including hiring additional staff, training our new and existing staff and installing new enterprise resource planning, or ERP systems, in order to build up a unified and integrated database of our company. The material weaknesses identified by us were remediated in 2007 by implementing additional control procedures and reinforcing existing controls. As a result, our independent registered public accounting firm concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007. In addition, since the beginning of 2007, we have engaged an advisory firm to advise us about complying with requirements of the Sarbanes-Oxley Act, and have hired an individual experienced in handling compliance with the requirements of the Sarbanes-Oxley Act. However, if we are unable to remedy the deficiencies in our internal and disclosure controls and procedures, or if we fail to maintain an effective system of internal and disclosure controls in the future, we may be unable to accurately report our financial results or prevent fraud and as a result, investor confidence and the market price of our common shares may be adversely impacted. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

Risks Related to Doing Business in China

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct substantially all of our manufacturing operations through our subsidiaries in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 11.9% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2007. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs in U.S. dollar terms. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our common shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Certain portions of our revenue and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our common shares. Under China’s existing foreign exchange regulations, our PRC subsidiaries are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our PRC subsidiaries under most capital accounts continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities. In particular, if we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through equity financing.

We may face a potential risk for failing to comply with certain PRC legal requirements.

We are required to comply with the PRC Environmental Protection Law. For example, some of our subsidiaries are required to have their manufacturing facilities examined and approved by the PRC environmental protection authorities prior to the start of production. However, due to discrepancies between interpretation of the written law and its application to date, some of our subsidiaries, such as CSI Solartronics, began production without obtaining such approvals. As a result, there is a risk that we may be ordered by the relevant environmental protection authorities to cease manufacturing at these operations and subjected to fines. We are currently negotiating with the relevant authorities to complete the examination and obtain the requisite approvals. We will need to undergo similar reviews and obtain approvals prior to launching our solar wafer manufacturing operations. There can be no assurance that we will obtain the necessary approvals for our manufacturing operations in a timely manner, if at all.

We are required to comply with the PRC Construction Law and relevant regulations in the process of constructing our manufacturing facilities. For example, our PRC subsidiaries, CSI Cells and CSI Advanced are required to have their recently constructed manufacturing facilities examined and accepted by relevant agencies before being put into service. However, CSI Cells and CSI Advanced began operating these facilities without completion of the required examination and acceptance procedure. We are currently working with the relevant parties to undergo the required examination and acceptance procedures. However, there is a risk that we may be ordered by the relevant construction administrative authorities to comply and be subject to fines.

Two of our subsidiaries, CSI Luoyang and CSI Cells, commenced construction of their manufacturing facilities without obtaining a construction project planning permit or a construction permit, both of which are required under PRC Construction Law. We are currently cooperating with relevant government agencies to obtain these required permits. However, there is a risk that we may be ordered by the relevant construction administrative authorities to comply and be subject to fines. We also may be subject to actions by competent city planning administrative authorities. If our construction is deemed to have had a serious adverse impact on city planning, these authorities may order us to cease construction or to demolish these facilities within a short time period, or they may confiscate the illegal facilities outright.

In addition, we adopted a share incentive plan in 2006 that grants employees, including some of our PRC employees, share options and restricted shares. We have not yet filed our share incentive plan with SAFE as required by the Implementation Rules of the Individual Foreign Exchange Administrative Measures, or SAFE Rules, and the subsequent Foreign Exchange Operating Procedures for Administration of Domestic Individuals Participating in the Employee Share Ownership Plan or Share Option Plan of An Overseas Listed Company, or Circular 78. Because the SAFE Rules and Circular 78 are newly issued, there is some uncertainty as to how they will be interpreted and implemented. However, if we can not timely fulfill the stated filing requirement, this could have an adverse effect on our ability to grant share options and restricted shares to our PRC employees.

Our business benefits from certain incentives under PRC tax law and regulations. The recent promulgation of the PRC Enterprise Income Tax Law and, subsequently, the expiration of, or changes to those incentives, as well as the creation or resumption of certain types of taxation will result in our having to pay additional PRC taxes, which could have a material adverse impact on our operations.

Under the former PRC Income Tax Law on Foreign Invested Enterprise and Foreign Enterprise, or the former Income Tax Law, a foreign invested enterprise, or FIE, in China was typically subject to an enterprise income tax, or EIT, at the rate of 30% on taxable income, and local income tax at the rate of 3% on taxable income. The PRC government provided various incentives to FIEs, including each of our PRC subsidiaries, to encourage the development of foreign investments. Such incentives included reduced tax rates and other measures. FIEs that were determined by PRC tax authorities to be manufacturing companies with authorized terms of operation of more than ten years were eligible for: (i) a two-year exemption from EIT in their first profitable year; and (ii) a 50% reduction in its applicable EIT rate in the succeeding three years. Based on these allowances, CSI Solartronics was initially entitled to a preferential tax rate of 27%, consisting of 24% of state income tax and 3% of local income tax as a manufacturing enterprise located in a coastal economic development zone in Changshu. CSI Solartronics’ first profitable year was 2002 and thus its initial EIT preferential period ended in 2006. However, CSI Solartronics was granted a three year extension for the 50% reduction in its EIT rate by the Changshu tax authority. Thus, CSI Solartronics was subject to an EIT rate of 12%. CSI Solar Manufacturing was initially entitled to a preferential tax rate of 18%, consisting of 15% of state income tax and 3% of local income tax. Following its first profitable year of operations in 2005, CSI Solar Manufacturing was exempt from EIT until 2006. Since then, it has been subject to an EIT rate of 7.5%. CSI Luoyang and CSI Cells became profitable in 2007. As such, both CSI Luoyang and CSI Cells were exempted from EIT until 2008 and will enjoy a 50% reduction in their applicable EIT rates from 2009 to 2011. CSI Solar Technologies and CSI Advanced are not currently profitable and have therefore not applied for preferential tax treatment.

On January 1, 2008, the PRC’s new Enterprise Income Tax Law, or the new EIT law, became effective. Under the new EIT law, both FIEs and domestic enterprises are now subject to an uniform EIT rate of 25%. Furthermore, dividends paid by an FIE to a non-resident shareholder on post-2007 earnings are now subject to a withholding tax of 10%, which may be reduced under any applicable bi-lateral tax treaty between China and the jurisdiction where the non-resident shareholder resides.

In addition, for FIEs established prior to March 16, 2007 (the promulgation date of the new EIT law) that have not attained profitability by January 1, 2008 and, have therefore not begun to realize the preferential tax treatment available to them under the former income tax regime, the new EIT law provides that the preferential five-year tax holiday period will expire within five years. Since the tax holiday of our subsidiaries CSI Solar Technologies and CSI Advanced commenced January 1, 2008, under the new EIT Law, this preferential five-year tax holiday period will expire December 31, 2012.

As the preferential tax benefits currently enjoyed by our PRC subsidiaries expire, their effective tax rates will increase significantly. This could have a material adverse effect on our financial condition and results of operations. Furthermore, our subsidiaries CSI Solar Technologies and CSI Advanced, were not profitable prior to January 1, 2008. As a result, should these subsidiaries not attain profitability prior to January 1, 2013, they will lose their right to enjoy the preferential tax treatment available under the former Income Tax Law. In addition, dividends paid to us by our PRC subsidiaries from pre-2008 earnings are exempt from Chinese dividend withholding tax even if such dividends are paid after January 1, 2008. Dividends paid on post-2007 earnings of are, however, subject to Chinese withholding tax (as described above).

Under the new EIT law, an enterprise registered under the laws of a jurisdiction outside China may be deemed a Chinese tax resident and be subject to EIT upon its worldwide income, if its place of effective management is in China. The PRC State Council recently promulgated detailed implementation rules for the new EIT law. Because the new EIT law and related implementation rules are newly executed, there is uncertainty as to how they will be interpreted and implemented. Although we are carefully monitoring these legal developments and will timely adjust our effective income tax rate when necessary, we cannot assure you that the new EIT law will not cause material increases in the EIT rates applicable to us or our PRC subsidiaries, which could have a material adverse effect on our financial condition and results of operations.

If we are deemed to be a resident of PRC (in addition to being a resident of Canada) under the new EIT law, we could be exposed to an element of double taxation unless and until the issue of our jurisdiction of residence is resolved by the revenue authorities for each country through the competent authority provisions of the Canada-China Tax Treaty. If it is ultimately determined that we are a resident of PRC and not Canada for these purposes, the Canadian income tax implications for prospective investors will be materially different from those described in “Taxation — Canadian Federal Income Tax Considerations.”

Subject to the recently promulgated circular by the PRC State Council on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law (Decree No. [2007] 39), or the

Implementation Circular, only a certain number of the preferential policies provided under the former Income Tax Law, regulations, and documents promulgated under the legal authority of the State Council are eligible to be grandfathered in accordance with Implementation Circular. Of the preferential policies enjoyed by our PRC subsidiaries, only the “two-year exemption” and “three-year half deduction” tax preferential policies are grandfathered by the Implementation Circular. As a result, commencing January 1, 2008, CSI Solartronics is subject to an EIT rate of 25% and CSI Solar Manufacturing is subject to an EIT rate of 12.5% until 2010, when it becomes subject to an EIT rate of 25%.

Furthermore, there is a trend by the Chinese government to cancel or reduce its export tax refund policy. As our subsidiaries currently receive export tax refunds from the PRC government, we may face higher manufacturing costs as a direct or indirect result of such policy changes.

In light of these tax changes, we are exploring preferential tax treatment and applicable policies, if any, available to us under the new EIT tax law. Despite any preferential tax treatment, we expect our manufacturing costs and EIT rate under the new EIT law to be higher than under the former Income Tax Law, which could have a material adverse effect on our financial condition and results of operations.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian flu or another epidemic or outbreak. From 2005 to 2007, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu or other adverse public health developments in China may have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside of China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu or any other epidemic.

We rely on a limited number of suppliers for high-purity silicon, solar wafers and solar cells as well as our production equipment and consumables, and failure or delay by any of them in delivering solar products, equipment or consumables to us could adversely impact our production.

We rely on a limited number of solar product and equipment suppliers for all of our principal manufacturing needs, including high-purity silicon, solar wafers and solar cells as well as our DSS furnaces, squarers that we use to cut multicrystalline ingots into smaller blocks, wafering wire saws that we use to slice these blocks into wafers and polysilicon reactors that produce polysilicon with solar grade purity. We also rely on a limited number of suppliers for consumables, such as crucibles and slurry, that we use in our wafer production. Our suppliers have supplied most of our current solar products, equipment and spare parts, and we will also rely on them to provide a substantial portion of the principal manufacturing equipment and spare parts contemplated in our expansion program. There is currently a shortage globally of much of the equipment and consumables required for our manufacturing process and capacity expansion.

If we fail to develop or maintain relationships with these and other suppliers, or should any of our major suppliers encounter difficulties in the manufacturing or shipment of their products, including due to natural disasters or otherwise fail to supply solar products, equipment or consumables according to our requirements, it will be difficult for us to find alternative providers on a timely basis and on commercially reasonable terms.

Risks Related to Our Common Shares

The market price for our common shares may be volatile.

The market price for our common shares has been highly volatile and subject to wide fluctuations. During the period from November 9, 2006, the first day on which our common shares were listed on the Nasdaq Global Market, until July 11, 2008, the market price of our common shares ranged from US$6.50 to US$51.80 per share and the closing market price on July 11, 2008 was US$32.40 per share. The market price for our common shares may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors, including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other solar power companies;

•	addition or departure of our executive officers and key research personnel;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	fluctuations in the exchange rates between the U.S. dollar, the Euro and RMB;

•	release or expiry of lock-up or other transfer restrictions on our outstanding common shares; and

•	sales or perceived sales of additional common shares.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our common shares.

Substantial future sales or perceived sales of our common shares in the public market could cause the price of our common shares to decline.

Sales of our common shares in the public market, or the perception that these sales could occur, could cause the market price of our common shares to decline. As of July 14, 2008, we had 32,129,138 common shares outstanding, excluding restricted shares granted but yet to be vested and subject to restrictions on voting, dividend rights and transferability. In addition, the number of common shares outstanding and be available for sale will increase when the holders of our convertible notes receive common shares upon the conversion of their notes, or the holders of options to acquire our common shares receive our common shares upon the exercise of their options, subject to volume, holding period and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. To the extent these shares are sold into the market, the market price of our common shares could decline.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

Our articles of continuance contain anti-takeover provisions that could adversely affect the rights of holders of our common shares.

The following provisions in our amended articles of continuance may deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by delaying or preventing a change of control of our company:

•	Our board of directors has the authority, without approval by the shareholders, to issue an unlimited number of preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred shares.

•	Our board of directors is entitled to fix and may change the number of directors within the minimum and maximum number of directors provided for in our articles. Our board of directors may appoint one or more additional directors to hold office for a term expiring no later than the close of the next annual meeting of shareholders, subject to the limitation that the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

You may have difficulty enforcing judgments obtained against us.

We are a corporation organized under the laws of Canada and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts, judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, we have been advised by our Canadian counsel that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. It is unlikely that an action could be brought in Canada in the first instance for civil liability under U.S. federal securities laws. There is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such PRC courts would be competent to hear original actions brought in the PRC against us or such persons predicated upon the securities laws of the United States or any state.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our notes or common shares.

Based on the market price of our common shares and the composition of our income and assets and our operations, we do not expect to be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2008. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets is generally determined by reference to the market price of our common shares, which may fluctuate considerably. If we were treated as a PFIC for any taxable year during which a U.S. person held a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See the section entitled “Taxation — Certain U.S. Federal Income Tax Considerations — Passive Foreign Investment Company.”

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other public-company related expenses. For example, the Sarbanes-Oxley Act, and related rules and regulations implemented by SEC and the Nasdaq Global Market, have changed the corporate governance practices of public companies and have increased our legal and financial compliance costs and made some activities more time-consuming and costly. We cannot predict or estimate the amount of our future legal, accounting and other public-company related expenses, and the timing of such expenses.

USE OF PROCEEDS

The net proceeds from the sale of the common shares are estimated to be approximately US$107.4 million, after deducting estimated discounts and commissions but before deducting estimated offering expenses (approximately US$123.5 million if the initial purchasers exercise their over-allotment option to purchase additional common shares in full), assuming an offering price of US $32.40 per common share, which is the last reported sale price for the common shares on the Nasdaq Global Market on July 11, 2008.

We expect to use the net proceeds from this offering primarily for working capital, general corporate purposes and potential future acquisitions.

We may use a portion of the net proceeds to fund, acquire or invest in complementary businesses or technologies, although we have no present commitments with respect to any acquisition or investment. Our management will have significant discretion in applying the net proceeds of this offering. Pending such uses, we will invest the net proceeds in short-term interest bearing securities or bank deposits.

Each $1.00 increase (decrease) in the assumed public offering price of $32.40 per share would increase (decrease) the net proceeds to us from this offering by approximately $3.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 250,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $7.7 million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, restricted cash and capitalization (unaudited, in thousands, except per share data) as of March 31, 2008:

•	on an actual basis;

•	as adjusted to give effect to the conversion of $74 million of our 6.0% senior convertible notes due 2017 into 3,966,841 common shares on June 27, 2008 and the incurrence of $30 million of unsecured debt in the form of a loan from Shawn Qu, our founder, chairman, president and chief executive officer; and

•	on a pro forma as adjusted basis to give effect to the subsequent events referred to above and the receipt of estimated net proceeds of US$107.4 million from this offering (after deducting estimated discounts and commissions but before deducting estimated offering expenses payable by us).

This table should be read in conjunction with “Recent Developments” included in this prospectus supplement and our consolidated financial statements and notes thereto incorporated by reference in this prospectus supplement.

		As of March 31, 2008
			As Adjusted
	Actual	As Adjusted	Pro Forma

Cash and cash equivalents	32,195	62,195	169,641
Restricted cash	1,054	1,054	1,054

Capitalization
Long-term debt:
Secured/Unguaranteed	18,390	18,390	18,390
Unsecured/Unguaranteed	76,424	32,424	32,424
Shareholders’ equity:
Common shares, unlimited authorized shares; 27,770,158 shares issued and outstanding(1)	97,572	178,917	286,364
Additional paid-in capital	28,733	28,733	28,733
Retained earnings(2)	15,293	5,123	5,123
Accumulated other comprehensive income	10,541	10,541	10,541

Total shareholders’ equity	152,139	223,314	330,761

Total capitalization	246,953	274,128	381,575

(1)	Excludes 1,676,977 common shares issuable upon the exercise of options outstanding as of March 31, 2008, 145,625 common shares issuable upon the vesting of restricted shares as of March 31, 2008, and 704,231 common shares reserved for future issuance under our 2006 share incentive plan as of March 31, 2008.
(2)	Reflects the charge of approximately $10 million related to the induced conversion of $74 million of our 6.0% senior convertible notes due 2017.

DILUTION

Our as adjusted net book value as of March 31, 2008 was $223.3 million, or $7.04 per share, based upon 31,736,999 shares outstanding as of that date after giving effect to the conversion of $74,000,000 of our 6.0% Convertible Senior Notes due 2017 into 3,966,841 common shares on June 27, 2008 at the conversion rate of 53.6061 per $1,000 of notes. As adjusted net book value per share is calculated by subtracting our total liabilities from our total assets, and dividing this amount by the number of common shares outstanding as of March 31, 2008 after giving effect to the conversion of the convertible notes into 3,966,841 common shares. After giving additional effect to the sale by us of 3,500,000 common shares offered in this offering at an assumed public offering price of $32.40 per share (the last sale price of our common stock as reported on the NASDAQ Global Market on July 11, 2008) and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net book value as of March 31, 2008 would have been $328.9 million, or $9.33 per common share. This represents an immediate increase in the as adjusted net book value of $2.29 per share to our existing shareholders and an immediate dilution in the net book value of $23.07 per share to new investors.

The following table illustrates the dilution on a per share basis based on the assumed public offering price per share of $32.40:

Assumed public offering price per share	$32.40
As adjusted net book value per share as of March 31, 2008	7.04
Increase per share attributable to new investors	2.29
Pro forma as adjusted net book value per share after giving effect to the offering	9.33
Dilution per share in as adjusted net book value to new investors in the offering	23.07

Each $1.00 increase (decrease) in the assumed public offering price of $32.40 per share would increase (decrease) pro forma as adjusted our net book value after this offering by approximately $3.3 million, or approximately $0.10 per share, and the dilution per share to new investors by approximately $0.90 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) in the number of shares offered by us of 250,000 shares would increase (decrease) our pro forma as adjusted net book value after this offering by approximately $7.7 million, or $0.15 per share, and decrease (increase) the dilution per share to new investors by $0.15 per share, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option in full to purchase 525,000 additional common shares in this offering, the pro forma as adjusted net book value per share after the offering would be $9.65 per share, the increase in the pro forma as adjusted net book value per share to existing stockholders would be $0.32 per share, and the increase in dilution to the new investors would be $0.32 per share.

The foregoing table does not take into effect further dilution to new investors that could occur upon the exercise of outstanding options having a per share exercise price less than the offering price per share in this offering. As of March 31, 2008, there were:

•	1,676,977 common shares issuable upon the exercise of options outstanding;

•	145,625 common shares issuable upon the vesting of restricted shares; and

•	704,231 common shares reserved for future issuance under our 2006 share incentive plan.

DIVIDEND POLICY

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our common shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion on whether to pay dividends, subject to restrictions under the Canada Business Corporations Act, or CBCA. See the section entitled “Description of Share Capital — Common Shares — Dividends.” Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

MARKET PRICE INFORMATION FOR OUR COMMON SHARES

Our common shares are traded on the Nasdaq Global Market under the symbol “CSIQ.” The following table sets forth the high and low intraday sales prices of our common shares for each period indicated as reported on the Nasdaq Global Market. Our common shares commenced trading on the Nasdaq Global Market on November 9, 2006.

	Sales Price
	High	Low

Quarterly High and Low
Fourth Quarter 2006	16.73	9.43
First Quarter 2007	14.36	8.72
Second Quarter 2007	13.88	8.78
Third Quarter 2007	11.70	6.50
Fourth Quarter 2007	31.44	8.67
First Quarter 2008	31.10	14.74
Second Quarter 2008	51.80	21.15
Monthly Highs and Lows
January 2008	31.10	14.74
February 2008	24.15	17.32
March 2008	23.96	16.31
April 2008	28.45	21.15
May 2008	48.91	25.93
June 2008	51.80	35.05
July 2008 (through July 11, 2008)	38.99	29.55

The closing price of our common shares on July 11, 2008 as reported by the Nasdaq Global Market was US$32.40.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will issue 3,500,000 common shares representing approximately 9.8% of our total outstanding common shares. All of the common shares sold in this offering will be freely transferable by persons other than our “affiliates” who are subject to restriction under the Securities Act. Sales of substantial amounts of our common shares in the public market could adversely affect prevailing market prices of our common shares.

Lock-Up Agreements

We have agreed for a period of 90 days after the date of this prospectus supplement, subject to the exceptions specified in “Underwriting,” among other things, not to issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or lend or otherwise dispose of or transfer, any common shares or any securities convertible into or exercisable or exchangeable for common shares; or enter into any swap, derivative or any other arrangement or any transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares or any securities convertible into or exchangeable for the common shares.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, a number of common shares that does not exceed the greater of:

•	1.0% of the then outstanding common shares, which will equal approximately 356,291 common shares immediately after this offering; or

•	the average weekly trading volume of our common shares or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

DESCRIPTION OF SHARE CAPITAL

We are a Canadian corporation, and our affairs are governed by our articles of continuance, as amended from time to time (the “articles”), bylaws as effective from time to time, and the CBCA.

As of the date of this prospectus supplement, our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As of July 14, 2008, 32,129,138 common shares were issued and outstanding.

The following summary description of our share capital does not purport to be complete and is qualified in its entirety by reference to our articles and our amended bylaws. If you would like more information on our common shares, you should review our articles and bylaws and the CBCA.

Common Shares

General

All of our common shares are fully paid and non-assessable. Our common shares are issued in registered form and may or may not be certificated although every shareholder is entitled at their option to a share certificate that complies with the CBCA. There are no limitations on the rights of shareholders who are not residents of Canada to hold and vote common shares.

Dividends

Holders of our common shares are entitled to receive, from funds legally available therefor, dividends when and as declared by the board of directors. The CBCA restricts the directors’ ability to declare, and our ability to pay, dividends by requiring that certain solvency tests be satisfied at the time of such declaration and payment. See the section entitled “— Shareholders’ Rights — Sources of Dividends.”

Voting Rights

Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote.

Liquidation

With respect to a distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets for the purposes of winding up our affairs, assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis.

Variations of Rights of Shares

All or any of the rights attached to our common shares, or any other class of shares duly authorized may, subject to the provisions of the CBCA, be varied either with the unanimous written consent of the holders of the issued shares of that class or by a special resolution passed at a meeting of the holders of the shares of that class.

Preferred Shares

Our board of directors has the authority, without shareholder approval, to issue an unlimited number of preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may set the designations, preferences, powers and other rights of the shares of a series of preferred shares. While the issuance of preferred shares provides us with flexibility in connection with possible acquisitions or other corporate purposes, it could, among other things, have the effect of delaying, deferring or preventing a change of control transaction and could adversely affect the market price of our common shares. We have no current plan to issue any preferred shares.

Transfer Agent and Registrar

BNY Mellon Shareowner Services is the transfer agent and registrar for our common shares. BNY Mellon Shareowner Services’ address is 480 Washington Boulevard, 29th Floor, Jersey City, NJ 07310.

Shareholders’ Rights

The CBCA and our articles and bylaws govern us and our relations with our shareholders. The following is a summary of certain rights of holders of our common shares under the CBCA. This summary is not intended to be complete and is qualified in its entirety by reference to the CBCA and to our articles and bylaws.

Stated Objects or Purposes

Our articles do not contain any stated objects or purposes and do not place any limitations on the business that we may carry on.

Shareholder Meetings

We must hold an annual meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual meeting or later than six months after the end of our preceding financial year. A meeting of our shareholders may be held at a place within Canada determined by our directors or, if determined by our directors, in New York, New York, United States of America, Los Angeles, California, United States of America, London, England, the Hong Kong Special Administrative Region of The People’s Republic of China or Shanghai, The People’s Republic of China.

Voting at any meeting of shareholders is by show of hands unless a poll or ballot is demanded. A poll or ballot may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A special resolution is a resolution passed by not less than two-thirds of the votes cast by the shareholders entitled to vote on the resolution at a meeting at which a quorum is present. An ordinary resolution is a resolution passed by not less than a simple majority of the votes cast by the shareholders entitled to vote on the resolution at a meeting at which a quorum is present.

Notice of Meeting of Shareholders

Our bylaws provide that written notice stating the place, day and time of a shareholder meeting and the purpose for which the meeting is called, shall be delivered not less than 21 days nor more than 60 days before the date of the meeting.

Quorum

Under the CBCA, unless a corporation’s bylaws provide otherwise, a quorum is present at a meeting of the shareholders, irrespective of the number of shareholders actually present at the meeting, if the holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy. Our bylaws provide that a quorum shall be at least two shareholders entitled to vote at the meeting represented in person or by proxy and holding at least one-third of our total issued and outstanding common shares.

Record Date for Notice of Meeting of Shareholders

Our directors may fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held. If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held. If a record date is fixed, notice thereof shall be given, not less than seven days before the date so fixed by newspaper advertisement in the manner provided by the CBCA and by written notice to each stock exchange in Canada on which our shares are listed for trading.

Ability to Requisition Special Meetings of the Shareholders

The CBCA provides that the holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may give notice to the directors requiring them to call a meeting.

Shareholder Proposals

A shareholder entitled to vote at a meeting of shareholders who has held common shares with a fair market value of at least C$2,000 for at least six months may submit to us notice of a proposal and discuss at the meeting any matter in respect of which the shareholder would have been entitled to submit a proposal. A proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than five percent of the shares entitled to vote at the meeting to which the proposal is to be presented. This requirement does not preclude nominations being made at a meeting of shareholders. The proposal must be submitted to us at least 90 days before the anniversary date of the notice of meeting that was sent to shareholders in connection with the last annual meeting.

Vote Required for Extraordinary Transactions

Under the CBCA, certain extraordinary corporate actions are required to be approved by special resolution. Such extraordinary corporate actions include:

•	amendments to articles;

•	arrangements;

•	amalgamations other than amalgamations involving a holding body corporate, one or more wholly owned subsidiaries and/or one or more sister corporations;

•	continuances under the laws of another jurisdiction;

•	voluntary dissolutions; and

•	sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business.

Related Party Transactions

The CBCA does not prohibit related party transactions.

Dissent Rights

The CBCA provides that shareholders of a corporation are entitled to exercise dissent rights and demand payment of the fair value of their shares in certain circumstances. For this purpose, there is no distinction between listed and unlisted shares. Dissent rights exist when a corporation resolves to:

•	amalgamate with a corporation other than a holding body corporate, one or more wholly owned subsidiaries and/or one or more sister corporations;

•	amend the corporation’s articles of incorporation to add, change or remove any provisions restricting the issue, transfer or ownership of shares;

•	amend the corporation’s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

•	continue under the laws of another jurisdiction;

•	sell, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; or

•	carry out a going-private or squeeze-out transaction.

In addition, a court order in connection with an arrangement proposed by the corporation may permit shareholders to dissent if the arrangement is adopted.

However, a shareholder is not entitled to dissent if an amendment to the articles of incorporation is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

Action by Written Consent

Under the CBCA, shareholders can take action by written resolution and without a meeting only if all shareholders sign the written resolution.

Directors

Number of Directors and Election

Under the CBCA the number of directors of a corporation must be specified in the corporation’s articles. The articles may provide for a minimum and maximum number of directors.

Our articles provide that the number of directors will not be less than three or more than ten. Our board of directors currently consists of six directors.

Our articles provide that our board of directors shall fix and may change the number of directors within the minimum and maximum number of directors provided for in our articles. In addition, our board of directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Shareholders of a corporation governed by the CBCA elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required.

Director Qualifications

Under the CBCA, at least 25% of the directors must be Canadian residents. A director must not be:

•	under eighteen years of age;

•	adjudicated as mentally unsound;

•	a person that is not an individual; or

•	a person who has the status of a bankrupt.

Removal of Directors; Staggered Term

Under the CBCA, a corporation’s shareholders may remove at a special meeting any director before the expiration of his or her term of office and may elect any qualified person in such director’s stead for the remainder of such term by ordinary resolution.

Under the CBCA, directors may be elected for a term expiring not later than the third annual meeting of shareholders following the election. If no term is specified, a director’s term expires at the next annual meeting of shareholders. A director may be nominated for re-election to the board of directors at the end of the director’s term.

Vacancies on the Board of Directors

Under the CBCA, vacancies that exist on the board of directors, except a vacancy resulting from an increase in the number or the minimum or maximum number of directors or a failure to elect the number or minimum number of directors provided for in the articles, may be filled by the board if the remaining directors constitute a quorum. In the absence of a quorum, the remaining directors shall call a meeting of shareholders to fill the vacancy.

Limitation of Personal Liability of Directors and Officers

Under the CBCA, in exercising their powers and discharging their duties, directors and officers must act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No provision in the corporation’s articles, bylaws, resolutions or contracts can relieve a director or officer from the duty to act in accordance with the CBCA or relieve a director from liability for a breach thereof. However, a director will not be liable for breaching his or her duty to act in accordance with the CBCA if the director relied in good faith on:

•	financial statements represented to him by an officer or in a written report of the auditor to fairly reflect the financial condition of the corporation; or

•	a report of a person whose profession lends credibility to a statement made by such person.

Indemnification of Directors and Officers

Under the CBCA and pursuant to our bylaws, we may indemnify any present or former director or officer or an individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. In order to qualify for indemnification such director or officer must:

•	have acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request; and

•	in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, have had reasonable grounds for believing that his or her conduct was lawful.

Indemnification will be provided to an eligible director or officer who meets both these tests and was substantially successful on the merits in his or her defense of the action.

A director or officer is entitled to indemnification from us as a matter of right if he or she is not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.

Sources of Dividends

Dividends may be declared at the discretion of the board of directors. Under the CBCA, the directors may not declare, and we may not pay, dividends if there are reasonable grounds for believing that (i) we are, or would after such payment be unable to pay our liabilities as they become due or (ii) the realizable value of our assets would thereby be less than the aggregate of our liabilities and of our stated capital of all classes of shares.

Amendments to the Bylaws

The directors may by resolution make, amend or repeal any bylaw unless the articles or bylaws provide otherwise. Our articles and bylaws do not restrict the power of our directors to make, amend or repeal bylaws. When the directors make, amend or repeal a bylaw, they are required under the CBCA to submit the change to the shareholders at the next meeting of shareholders. Shareholders may confirm, reject or amend the bylaw, amendment or repeal by ordinary resolution.

Interested Directors Transactions

Under the CBCA, if a director or officer of a corporation has any interest in a material contract or material transaction, whether made or proposed, with the corporation if such director or officer is a party to the contract or transaction or is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction or has a material interest in a party to the contract or transaction, the director generally may not vote on any resolution to approve the contract or transaction, but the contract is not invalid by reason only of the relationship if such interest is disclosed in accordance with the requirements set out in the CBCA, the contract or transaction is approved by the other directors or by the shareholders and the contract or transaction was fair and reasonable to the corporation at the time it was approved.

Where a director or officer has an interest in a material contract or transaction or a proposed material contract or transaction that, in the ordinary course of the corporation’s business, would not require approval by the directors or shareholders, the interested director or officer shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors, the nature and the extent of the interest forthwith after the director or officer becomes aware of the contract or transaction or proposed contract or transaction.

Committees

Under the CBCA, directors of a corporation may appoint from their number a committee of directors and delegate to such committee certain powers of the directors.

Derivative Actions

Under the CBCA, a complainant (as defined below) may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any of its subsidiaries, or to intervene in an existing action to which such body corporate is a party for the purpose of prosecuting, defending or discontinuing the action. A complainant includes a present or former shareholder, a present or former officer or director of the corporation or any of its affiliates, the Director appointed under the CBCA or any other person who in the discretion of the court is a proper person to make such an application. Under the CBCA, no such action may be brought and no such intervention in an action may be made unless the court is satisfied that:

•	the complainant has given notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court for such leave not less than 14 days before bringing the application, or as otherwise directed by the court, if the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action;

•	the complainant is acting in good faith; and

•	it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the CBCA, the court in a derivative action may make any order it thinks fit, including orders pertaining to the conduct of the action, the making of payments to former and present shareholders and payment of reasonable legal fees incurred by the complainant.

Oppression Remedy

The CBCA provides an oppression remedy that enables a court to make any intention or final order it thinks fit to rectify the matters complained of, if the court is satisfied upon application of a complainant (as defined below) that:

•	any act or omission of the corporation or any of its affiliates effects a result;

•	the business or affairs of the corporation or any of its affiliates are or have been conducted in a manner; or

•	the powers of the directors of the corporation or any of its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation.

A complainant for this purpose includes a present or former shareholder, a present or former officer or director of the corporation or any of its affiliates, the Director appointed under the CBCA and any other person who in the discretion of the court is a proper person to make such an application.

The exercise of the court’s jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Furthermore, the court may order a corporation to pay the interim costs of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint.

Inspection of Books and Records

Under the CBCA, our shareholders and creditors, their personal representatives and the Director appointed under the CBCA may examine, free of charge during our usual business hours:

•	our articles, bylaws and all amendments thereto;

•	the minutes and resolutions of shareholders;

•	copies of all notices of directors filed under the CBCA; and

•	our securities register.

Any of our shareholders may request a copy of the articles, bylaws and all amendments thereto free of charge.

Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends or similar payments to non-resident holders of our common shares, except as described under “Taxation — Canadian Federal Income Tax Considerations.”

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated as an Ontario corporation in October 2001 and were continued as a Canadian corporation under the CBCA in June 2006.

We are a corporation organized under the federal laws of Canada. Most of our directors and officers and some of the experts named in this prospectus supplement reside principally outside the United States. Because these persons are located outside the United States, it may not be possible for you to effect service of process within the United States upon those persons. Furthermore, it may not be possible for you to enforce against us or them, in the United States, judgments obtained in U.S. courts, because all or a substantial portion of our assets and the assets of those persons are located outside the United States. We have been advised by WeirFoulds LLP, our Canadian counsel, that there are defenses that can be raised to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of U.S. federal securities laws, such that the enforcement in Canada of such liabilities and judgments is not certain. Therefore, it may not be possible to enforce those actions against us, our directors and officers or the experts named in this prospectus supplement.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Chen & Co. Law Firm, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of the PRC would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Chen & Co. Law Firm has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or Canada. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

TAXATION

Certain U.S. Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in our common shares. This summary applies only to investors that hold our common shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding a common share as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock;

•	persons who acquired common shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding common shares through partnerships or other pass-through entities for U.S. federal income tax purposes.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of common shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in partnership or other entity taxable as a partnership that holds common shares, your tax treatment will depend on your status and the activities of the partnership.

Dividends and Other Distributions on the Common Shares

Subject to the passive foreign investment company rules discussed below under “Passive Foreign Investment Company,” the gross amount of all our distributions to a U.S. Holder with respect to the common shares (including any Canadian taxes withheld therefrom) will be included in the U.S. Holder’s gross income as foreign source ordinary dividend income on the date of receipt by the U.S. Holder, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its common shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the common shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Canada, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Treasury guidance indicates that our common shares, which are listed on the Nasdaq Global Market, are readily tradable on an established securities market in the United States. There can be no assurance that our common shares will be considered readily tradable on an established securities market in later years. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

Subject to certain limitations, Canadian taxes withheld from a distribution to a U.S. Holder will be eligible for credit against such U.S. Holder’s U.S. federal income tax liability. If a refund of the tax withheld is available to the U.S. Holder under the laws of Canada or under the income tax treaty between the United States and Canada, the amount of tax withheld that is refundable will not be eligible for such credit against the U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against the U.S. Holder’s U.S. federal taxable income). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to common shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. A U.S. Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes for a given taxable year may instead claim an itemized deduction for all foreign taxes paid in that taxable year.

Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below under “Passive Foreign Investment Company,” a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share equal to the difference between the amount realized for the common share and the U.S. Holder’s tax basis in the common share. Such gain or loss generally will be U.S. source capital gain or loss and will be long-term capital gain or loss, if at the time of the sale, exchange or other disposition, such common shares have been held by such U.S. Holder for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder will generally be subject to taxation at a reduced rate. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ending December 31, 2008. However, our actual PFIC status for 2008 will not be determinable until after the close of our 2008 taxable year, and there can be no assurance that we will not be a PFIC for our 2008 taxable year or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will be calculated using the market price of our common shares (assuming that we continue to a publicly traded corporation for purposes of the applicable PFIC rules), our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of our common shares may result in our being a PFIC for any year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds common shares, absent a special election. For instance, if we cease to be a PFIC, a U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares. If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that it receives and any gain it realizes from a sale or other disposition (including a pledge) of the common shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions such U.S. Holder received during the shorter of the three preceding taxable years or its holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the common shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if the U.S. Holder holds the common shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to shares of a PFIC to elect out of the tax treatment discussed above. If a U.S. Holder makes a valid mark-to-market election for the common shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of its taxable year over its adjusted basis in such common shares. The U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year.

However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A U.S. Holder’s basis in the common shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes such an election, the tax rules that ordinarily apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for “qualified dividend income” discussed above under “Dividends and Other Distributions on the Common Shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq Global Market, or other market, as defined in applicable U.S. Treasury regulations. We expect that our common shares will continue to be listed on the Nasdaq Global Market and, consequently, the mark-to-market election would be available to U.S. Holders of common shares were we to be a PFIC. However, the mark-to-market election would not be available with respect to our subsidiaries were they to be PFICs.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis. However, a U.S. Holder can make a qualified electing fund election with respect to its common shares only if we furnish the U.S. Holder annually with certain tax information, and we do not intend to prepare or provide such information.

A U.S. Holder that holds common shares in any year in which we are a PFIC will be required to file IRS Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investment in common shares.

Information Reporting and Backup Withholding

Dividends on common shares and the proceeds of a sale or redemption of a common share generally will be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exemption are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a fair summary of the principal Canadian federal income tax consequences generally applicable to a person (in this summary, a “Holder”) who acquires common shares in this offering and who, at all relevant times for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) deals at arm’s length with and is not affiliated with the Company and is the beneficial owner of the common shares.

This summary is based on the facts set forth in this prospectus, the assumption that we are a resident of Canada, and not the PRC, the current provisions of the Canadian Tax Act and regulations thereunder, and counsel’s understanding of the current published administrative and assessing policies and practices of the Canada Revenue

Agency (the “CRA”), and takes into account all specific proposals to amend the Canadian Tax Act (the “Proposed Amendments”) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other change to any relevant law or administrative or assessing policy or practice, although no assurances can be given in this respect. Except as otherwise expressly set out herein, this summary also does not take into account any provincial, territorial or foreign income tax law, or any income tax treaty or convention, the implications of which may differ from the Canadian federal income tax considerations set out below.

Subject to limited exceptions, all amounts relative to the acquisition, holding or disposition of the common shares (including adjusted cost base, dividends and proceeds of disposition) must be expressed in Canadian dollars for purposes of the Canadian Tax Act. An amount denominated in foreign currency, such as U.S. dollars, would generally need to be converted into Canadian dollars based on the rate of exchange quoted by the Bank of Canada at noon on the day such amount arose (or such other rate of exchange as is acceptable to the CRA).

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations that may be relevant to a particular Holder. It is not intended to be, and should not be construed as, legal or tax advice to any particular Holder. Therefore, each person contemplating a purchase of common shares under this offering is urged to consult the person’s own tax advisers with respect to the person’s particular circumstances.

Holders Who Are Not Residents of Canada

This section of the summary applies solely to Holders who at all relevant times for purposes of the Canadian Tax Act and any applicable tax treaty or convention,

•	are not and are not deemed to be resident in Canada,

•	hold the common shares as capital property,

•	do not and are not deemed to use or hold any common shares in or in the course of a business carried on in Canada, and

•	do not carry on an insurance business in Canada and elsewhere,

(each such Holder, a “Non-Resident Holder”).

Disposition of Common Shares

A Non-Resident Holder who realizes a capital gain on the actual or deemed disposition of a common share will not be subject to Canadian federal income tax under the Canadian Tax Act in respect of the capital gain unless the common share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Canadian Tax Act and the Non-Resident Holder is not exempt from Canadian federal income tax on such gain pursuant to the terms of an applicable tax treaty or convention.

Generally, a common share owned by a Non-Resident Holder will not be taxable Canadian property of the Non-Resident Holder at a particular time provided that, at that time,

•	the common shares (including those issued pursuant to this offering) of the Company are listed on the Nasdaq Global Market (or another “designated stock exchange,” within the meaning of the Canadian Tax Act),

•	neither the Non-Resident Holder nor persons with whom the Non-Resident Holder does not deal at arm’s length alone or in any combination has owned 25% or more of the shares of any class or series of shares in the capital of the Company at any time in the previous five years, and

•	the common is not otherwise deemed under the Canadian Tax Act to be taxable Canadian property of the Non-Resident Holder.

A Non-Resident Holder for whom a common share is taxable Canadian property should consult its own advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by us on the common shares will be subject to Canadian withholding tax at the rate of 25% unless reduced by the terms of an applicable tax treaty or convention. Under the Canada-United States Tax Convention (1980) (the “U.S. Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a resident in the United States for purposes of the U.S. Treaty and entitled to the benefits thereof (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of the Company’s “voting stock” within the meaning of the U.S. Treaty).

U.S. Holders

On September 21, 2007, the Minister of Finance (Canada) and the United States Secretary of the Treasury signed the fifth protocol to the U.S. Treaty (the “Protocol”) which includes amendments to many of the provisions of the U.S. Treaty, including significant amendments to the limitation on benefits provision. The Protocol will enter into force once it is ratified by both the Canadian and United States governments and will have effect in respect of withholding taxes, after the first day of the second month that begins after the date on which the Protocol enters into force. U.S. Holders are urged to consult their own tax advisors to determine the impact of the Protocol and their entitlement to relief under the U.S. Treaty based on their particular circumstances.

Holders Who Are Residents of Canada

This section of the summary applies solely to a Holder who at all relevant times for the purposes of the Canadian Tax Act:

•	is or is deemed to be resident in Canada,

•	holds the common shares as capital property,

•	is neither a “financial institution” for the purposes of the mark-to-market rules in the Canadian Tax Act nor a “specified financial institution,”

•	is not an entity an interest in which is a “tax shelter investment,” and

•	is not subject to subsection 261(4) of the Canadian Tax Act.

(a “Resident Holder”).

The common shares generally will be considered to be capital property to a Resident Holder unless the Resident Holder holds the common shares in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities, or has acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

A Resident Holder whose common shares might not constitute capital property may, in certain circumstances, irrevocably elect under subsection 39(4) of the Canadian Tax Act to have the Securities and all other Canadian securities held by the Resident Holder treated as capital property.

Disposition of Common Shares

A Resident Holder who disposes or is deemed to have disposed of a common share generally will realize a capital gain (or capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition, less reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the common share to the Resident Holder.

A Resident Holder who realizes a capital gain or capital loss in a taxation year on a disposition or deemed disposition of a common share will be required to include one half of the capital gain (“taxable capital gain”) in income, and may deduct one half of the capital loss (“allowable capital loss”) against taxable capital gains realized in the taxation year of the disposition. The Resident Holder may deduct any unused allowable capital loss against net taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to and accordance with the provisions of the Canadian Tax Act.

The amount of any capital loss arising from a disposition or deemed disposition of a common share by a Resident Holder that is a corporation may, to the extent and under circumstances specified in the Canadian Tax Act, be reduced by the amount of certain dividends received or deemed to be received by the Resident Holder on a common share. Analogous rules apply where a Resident Holder that is a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns common shares. Resident Holders to whom these rules may be relevant should consult their own tax advisers.

Resident Holders who are individuals (other than certain trusts) may be subject to alternative minimum tax in respect of realized capital gains.

Dividends

A Resident Holder who is an individual (other than certain trusts) will be required to include in income any taxable dividend that the Resident Holder receives, or is deemed to receive, on common shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Canadian Tax Act). A taxable dividend will be eligible for the enhanced gross-up and dividend tax credit if the paying corporation designates the taxable dividend as an eligible dividend by providing written notice to the dividend recipient. There are limitations on the ability of a corporation to designate dividends as eligible dividends. Resident Holders who are individuals (other than certain trusts) may be subject to alternative minimum tax in respect of taxable dividends.

A Resident Holder that is a corporation generally will be required to include in income any taxable dividend that it receives or is deemed to be receive on common shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income.

A Resident Holder that is a “private corporation” or a “subject corporation” (each as defined in the Canadian Tax Act), may be liable under Part IV of the Canadian Tax Act to pay a refundable tax of 33 1/3% on any taxable dividend that it receives or is deemed to receive on common shares to the extent that such taxable dividend is deductible in computing such Resident Holder’s taxable income. Any such Part IV tax will generally be refundable to such Resident Holder at the rate of $1 for every $3 of taxable dividends that it pays while it is a private corporation.

Canadian-Controlled Private Corporations

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Canadian Tax Act) for the year including taxable capital gains and non-deductible dividends.

UNDERWRITING

Subject to the terms and conditions of the common share underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc. and Piper Jaffray & Co., have severally agreed to purchase from us the following respective number of common shares at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Piper Jaffray & Co.
Oppenheimer & Co. Inc.

Total	3,500,000

The common share underwriting agreement provides that the obligations of the several underwriters to purchase the common shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the common shares offered by this prospectus supplement and the accompanying prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the common shares to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at a price that represents a concession not in excess of $           per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $           per share to other dealers. After the offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 525,000 additional common shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise this option solely to cover over-allotments made in connection with the sale of the common shares offered by this prospectus supplement and accompanying prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional common shares as the number of common shares to be purchased by it in the above table bears to the total number of common shares offered by this prospectus supplement. We will be obligated, pursuant to the option, to sell these additional common shares to the underwriters to the extent the option is exercised. If any additional common shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the 3,500,000 shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting discounts and commissions are          % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
		Without	With Full
		Exercise of	Exercise of
		Over-	Over-
		Allotment	Allotment
	Fee per share	Option	Option
Discounts and commissions paid by us	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.8 million.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

We and our executive officers and directors have agreed that we and they will not (a) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or lend or otherwise dispose of or transfer any common shares or any securities convertible into or exchangeable or exercisable for or repayable with common shares, or file any registration statement under the Securities Act with respect to any of the foregoing, or (b) enter into any swap, derivative or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of common shares or any securities convertible into or exchangeable for or repayable with common shares, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of common shares or such other securities, in cash or otherwise, or (c) make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for the common shares, or (d) publicly announce any intention to do any of the foregoing for a 90-day period after the date of this prospectus supplement without the prior written consent of Deutsche Bank Securities Inc. and Piper Jaffray & Co., subject to extension until the expiration of an additional 18-day period if we issue an earnings release or a release announcing material news or a material event or if we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, except that (A) we may, without such consent, and subject to other limited exceptions, grant options or issue and sell common shares to be issued pursuant to existing employee benefit plans, qualified share option plans or other employee compensation benefit plans or pursuant to convertible securities, options, warrants, or rights, in each case outstanding on the date of this memorandum, (B) the foregoing shall not apply to our executive officers and directors with respect to shares acquired in open market transactions after completion of the offering or transfers to family members or certain other parties or as a gift, and (C) our executive officers and directors who entered into lock-up agreements with the underwriters are permitted to sell or trade any such securities during the lock-up period in accordance with the directors’ and officers’ existing Rule 10b5-1 trading plans. Under these Rule 10b5-1 trading plans, these individuals have contracted or will contract with brokers to buy or sell our common shares on a periodic basis. Under these plans, a broker executes trades pursuant to the parameters established by the executive officer or director at the time of the creation of the plan, without further direction from them.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales, stabilizing transactions and penalty bids or purchase, or passive market making for the purpose of pegging, fixing or maintaining the price of the notes and our common shares, in accordance with Regulation M under the Exchange Act:

•	Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

•	Stabilizing transactions consist of various bids for or purchases of our common shares made by the underwriters in the open market prior to the completion of the offering.

•	The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common shares. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Some of the underwriters and their affiliates have performed investment banking, commercial banking and commercial services for us from time to time for which they have received customary fees and expenses. In addition, the underwriters and their affiliates also provide, or have provided, advisory and other financial services to us. The underwriters and their affiliates may, from time to time, engage in investment banking, commercial banking and other transactions with and perform services for us in the ordinary course of their business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated herein and therein by reference may contain forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, results of operations, business strategy and financial needs, all of which are largely based on our current expectations and projections. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the worldwide demand for electricity and the market for solar power;

•	our beliefs regarding lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar power;

•	our beliefs regarding the future shortage or availability of the supply of high-purity silicon;

•	our beliefs regarding the acceleration of adoption of solar power technologies and the continued growth in the solar power industry;

•	our beliefs regarding the competitiveness of our solar module products;

•	our expectations with respect to increased revenue growth and improved profitability;

•	our expectations regarding the benefits to be derived from our supply chain management and flexible vertical integration manufacturing strategy;

•	our beliefs and expectations regarding the use of upgraded metallurgical grade silicon materials (UMgSi) and solar power products made of this material;

•	our ability to continue developing our in-house solar components production capabilities and our expectations regarding the timing and production capacity of our internal manufacturing programs;

•	our beliefs regarding our securing adequate silicon and solar cell requirements to support our solar module production;

•	our beliefs regarding the effects of environmental regulation;

•	our beliefs regarding the changing competitive arena in the solar power industry;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of solar power products and conventional energy suppliers.

Known and unknown risks, uncertainties and other factors, may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this prospectus supplement and the documents incorporated herein by reference may include additional factors that could adversely impact our business and financial performance. Moreover, because we operate in an emerging and evolving industry, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual result to differ materially from those expressed or implied in any forward-looking statement.

This prospectus supplement, including the documents incorporated herein by reference, also contains data related to the solar power market in several countries. These market data, including market data from Solarbuzz, include projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our common shares and the notes. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus supplement and in the documents incorporated herein by reference relate only to events or information as of the date on which the statements are made in this prospectus supplement or, in the case of statements made in documents incorporated by reference, as of the respective dates of those documents. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are subject to the information and reporting requirements of the Exchange Act, under which we file periodic reports, proxy and information statements and other information with the SEC. Copies of the reports, proxy statements and other information may be examined without charge at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549 or on the Internet at http://www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room.

As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not currently required under the Exchange Act to publish financial statements as frequently or as promptly as are United States companies subject to the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue quarterly press releases containing unaudited statements of operations data as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.

Our web site address is http://www.csisolar.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus supplement or the accompanying prospectus.

This prospectus supplement and the accompany prospectus are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of the underwriting agreement and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus supplement or the accompanying prospectus about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

LEGAL MATTERS

Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters as to United States federal and New York law in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation. Certain other legal matters as to Canadian law will be passed upon for us by WeirFoulds LLP. Certain legal matters as to Canadian law will be passed upon for the underwriters by Stikeman Elliott LLP. Legal matters as to PRC law will be passed upon for us by Chen & Co. Law Firm. Latham & Watkins LLP may rely upon WeirFoulds LLP with respect to matters governed by Canadian law and Chen & Co. Law Firm with respect to matters governed by PRC law.

EXPERTS

The financial statements and the related financial statement schedule of Canadian Solar Inc. and subsidiaries (the “Company”) incorporated in the prospectus by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007 have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and related financial statement schedule and include an explanatory paragraph referring to the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” effective January 1, 2007 and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting).

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai, People’s Republic of China.

PROSPECTUS

Common Shares
Debt Securities

We may offer and sell the securities in any combination from time to time in one or more offerings, at prices and on terms described in one or more supplements to this prospectus. The debt securities may be convertible into or exercisable or exchangeable for our common shares or our other securities. Our common shares are listed on the NASDAQ Global Market under the symbol “CSIQ.” In addition, this prospectus may be used to offer securities for the account of persons other than us.

This prospectus provides you with a general description of the securities that may be offered. Each time we or any selling security holder sell securities, we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The supplement may also add, update or change information contained in this prospectus. We may also authorize one or more free writing prospectuses to be provided in connection with a specific offering. You should carefully read this prospectus, the applicable prospectus supplement and any related free writing prospectuses, as well as any documents incorporated by reference in this prospectus and the applicable prospectus supplement, before you invest in any of our securities.

Investing in our securities involves risks. See the “Risk Factors” section contained in the applicable prospectus supplement, any related free writing prospectus and in the documents we incorporate by reference in this prospectus to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or completeness of this prospectus. Any representation to the contrary is a criminal offense.

We or any selling security holder may sell the securities described in this prospectus and any prospectus supplement to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. See “Plan of Distribution.” If any underwriters, dealers or agents are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

The date of this prospectus is July 14, 2008.

ABOUT THIS PROSPECTUS

You should read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires,

•	“we,” “us,” “our,” and “our company” refer to Canadian Solar Inc. and its subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China, “US$” or “U.S. dollars” refers to the legal currency of the United States, “C$” and “Canadian $” are to the legal currency of Canada; and “Euro” refers to the legal currency of the European Union; and

•	“shares” or “common shares” refers to our common shares, with no par value.

This prospectus is part of an “automatic shelf” registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended or the Securities Act, using a “shelf” registration process. By using a shelf registration statement, we or any selling security holder may sell any combination of our common shares, and debt securities from time to time and in one or more offerings. Each time we or any selling security holder sell securities, we may provide a supplement to this prospectus that contains specific information about the securities being offered and the specific terms of that offering. The supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus, in any applicable prospectus supplement or any related free writing prospectus that we may authorize to be delivered to you. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, the applicable supplement to this prospectus or in any related free writing prospectus is accurate as of its respective date, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file reports and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Our web site address is http://www.csisolar.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of the indenture and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the SEC on June 3, 2008.

•	Our reports of foreign private issuer on Form 6-K filed with the SEC on June 6, 2008 and July 7, 2008.

•	All future annual reports on Form 20-F, and any report on Form 6-K that we indicate is incorporated by reference into this prospectus, until we sell all of the securities offered by this prospectus.

Our annual report on Form 20-F for the fiscal year ended December 31, 2007 filed on June 3, 2008, contains a description of our business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

Canadian Solar Inc.
No. 199 Lushan Road
Suzhou New District
Suzhou, Jiangsu 215129
People’s Republic of China
Telephone: (86-512) 6690-8088
Attention: Chief Financial Officer

You should rely only on the information that we incorporate by reference or provide in this prospectus and any supplement. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the information incorporated herein and therein by reference may contain “forward-looking” statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, which refer to future events and trends, identify forward-looking statements. We do not guarantee that the transactions and events described in this prospectus or in any prospectus supplement will happen as described or that they will happen at all. You should read this prospectus and any accompanying prospectus supplement completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus and any accompanying prospectus supplement relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The “Risk Factors” section of this prospectus directs you to a description of the principal contingencies and uncertainties to which we believe we are subject.

This prospectus also contains or incorporates by reference data related to the solar power market in several countries, including China. This market data, including market data from Solarbuzz, an independent solar energy research firm, includes projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our securities. In addition, the rapidly changing nature of the solar power market and related regulatory regimes subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

OUR COMPANY

We design, develop, manufacture and sell solar cell and module products that convert sunlight into electricity for a variety of uses. We are incorporated in Canada and conduct all of our manufacturing operations in China. Our products include a range of standard solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. In addition, we recently commenced commercial production of e-Modules, a cost-effective medium power solar module product using 100% upgraded metallurgical grade silicon, or UMgSi. We also design and produce specialty solar modules and products manufactured based on our customers’ requirements. Specialty solar modules and products consist of customized modules that our customers incorporate into their own products, such as solar-powered bus stop lighting, and complete specialty products, such as solar-powered car battery chargers. We sell our products under our “CSI” brand name and to OEM customers under their own brand names. We also implement solar power development projects, primarily in conjunction with government organizations to provide solar power generation in rural areas of China.

We currently sell our products to customers located in various markets worldwide, including Germany, Spain, Italy, the United States, South Korea, the Czech Republic, China and Canada. We sell our standard solar modules to distributors, system integrators and through OEM channels. We sell our e-Modules to distributors and system integrators. We sell our specialty solar modules and products directly to various manufacturers who integrate our specialty solar modules and products into their own products and sell and market them as part of their own product portfolio.

We have historically manufactured our module products from solar cells purchased from third-party manufacturers. In 2007, we began to pursue a new business model that combines internal manufacturing capacity supplemented by direct material purchases and outsourced toll manufacturing relationships which we believe provides us with several competitive benefits. We believe that this approach allows us to benefit from the increased margin available to vertically integrated solar manufacturers while reducing the capital expenditures required relative to a fully vertically integrated business model and produce better returns on our invested capital. We also believe that this approach provides us with greater flexibility to respond to short-term demand patterns and longer-term to take advantage of the availability of low-cost outsourced manufacturing capacity. Additionally, it has enabled us to improve production yields, control our inventory more efficiently and improve cash management, which we believe has resulted in increased confidence in our forecasts for future revenue growth.

We believe that we have contractually secured 95% of our silicon and solar cell requirements to support solar module production of 230 to 260MW in 2008. For silicon material supplies, we have entered into a five-year supply agreement with Luoyang Zhong Gui High Tech Co. Ltd., or Luoyang Poly, for high purity silicon from 2006 to 2010. For silicon wafers, we have entered into a fixed price and volume agreement with LDK Solar Co., Ltd., or LDK, from 2008 to 2010 for specified quantities of solar wafers, including 50MW for delivery in 2008. We also have standby toll manufacturing arrangements with LDK and other ingot and wafer manufacturers to convert our virgin polysilicon and reclaimed silicon feedstock into wafers. In January 2007, we entered into a supply agreement with Deutsche Solar AG, or Deutsche Solar, for a supply of multi-crystalline silicon wafers through 2018. In November 2007, we entered into various agreements with China Sunergy Co., Ltd., or China Sunergy, for a supply of 25MW of solar cells for delivery in 2008, and an agreement with Gintech Energy Corporation, or Gintech, for a supply of 17MW of solar cells for delivery in 2008, with an option, subject to availability, for an extra 5MW. We have other silicon wafer and solar cell supply agreements in place, including a multi-year solar wafer supply contract with Jiangsu Shunda Group Corporation which should provide us with wafer supplies through 2015, a solar cell supply contract with Neo Solar Power and a UMgSi materials supply contract with Timminco Limited, through its subsidiary Becancour Silicon Inc., or BSI. We believe these contracts have diversified our silicon wafer and cell supply sources and also provide an option of securing additional wafer and cell supplies from multiple sources, helping us to meet demand for our solar products.

We have expanded our in-house manufacturing capacity for both solar cells and solar modules. As of March 31, 2008, we had 400MW of combined annual module manufacturing capacity and 100MW of annual cell manufacturing capacity. Currently, we intend to use all of our solar cells in the manufacturing of our own solar module products.

We recently announced our new capacity expansion plan which we intend to complete during Q1 2009, which includes:

•	Increasing our annual internal module capacity to 800MW.

•	Expansion of our annual solar cell manufacturing capacity to 400MW.

•	Construction of a solar ingot and wafer plant in Luoyang, China, which will give us an annual solar ingot and wafer capacity of 150 to 200MW.

We recently commenced commercial production of e-Modules, a cost-effective medium power solar module product using 100% UMgSi, in March 2008. We converted one of our solar cell lines and dedicated it to upgraded metallurgical grade cells in early April 2008 and ramped up to full production shortly thereafter. Delivery of e-Modules to some of our European and U.S. customers began in early May. We have announced sales contracts for 24.5MW of e-Modules for shipment in 2008 and believe that we are on track to achieve our prior estimate of shipping 30 to 40MW of e-Modules in 2008. We believe our e-Module product gives us access to more price-sensitive markets such as the United States and South Korea where traditional silicon modules may not be as cost-competitive. We will continue to receive shipments of UMgSi through 2011 and expect to increase production of our UMgSi modules in the future.

We believe that the substantial industry and international experience of our management team has helped us foster strategic relationships with suppliers throughout the solar power industry value chain. We also take advantage of our flexible and low cost manufacturing capability in China to lower our manufacturing and operating costs. We believe we have a proven track record of low cost and rapid expansion of solar cell and solar module manufacturing capacity.

We have grown rapidly since March 2002, when we sold our first solar module products. Our net revenues increased from US$9.7 million in 2004 to US$302.8 million in 2007, and from US$17.5 million for the three month period ended March 31, 2007 to US$171.2 million for the three months ended March 31, 2008. We sold 2.2MW, 4.1MW, 14.9MW and 83.5MW of our solar module products in 2004, 2005, 2006 and 2007, respectively, and 3.9MW and 41.8MW for the three months ended March 31, 2007 and 2008, respectively.

RISK FACTORS

Please see the factors set forth under the heading “Risk Factors” in our most recently filed Annual Report on Form 20-F, which is incorporated in this prospectus by reference, and, if applicable, in any accompanying prospectus supplement, before investing in any securities that may be offered pursuant to this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement. We will not receive proceeds from sales of securities by persons other than us except as may otherwise be stated in any applicable prospectus supplement.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated as an Ontario corporation in October 2001 and were continued as a Canadian corporation under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, in June 2006.

We are a corporation organized under the federal laws of Canada. Most of our directors and officers and some of the experts named in this prospectus reside principally outside the United States. Because these persons are located outside the United States, it may not be possible for you to effect service of process within the United States upon those persons. Furthermore, it may not be possible for you to enforce against us or them, in the United States, judgments obtained in U.S. courts, because all or a substantial portion of our assets and the assets of those persons are located outside the United States. We have been advised by WeirFoulds LLP, our Canadian counsel, that there are defenses that can be raised to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of U.S. federal securities laws, such that the enforcement in Canada of such liabilities and judgments is not certain. Therefore, it may not be possible to enforce those actions against us, our directors and officers or the experts named in this prospectus.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Chen & Co. Law Firm, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of the PRC would:

•	recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Chen & Co. Law Firm has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or Canada. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed changes on a historical basis for the period indicated. The ratios are calculated by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interests, plus fixed charges. Fixed charges represent interest, amortization of debt discount and expense, and the estimated interest portion of rental charges.

	Year Ended December 31,
	2003	2004	2005	2006		2007

Ratio of earnings to fixed charges	149X	166X	17X	—	(1)	—	(2)

(1)	Earnings for 2006 were insufficient to cover fixed charges by approximately $9.0 million.

(2)	Earnings for 2007 were insufficient to cover fixed charges by approximately $0.4 million.

DESCRIPTION OF SECURITIES

We may issue from time to time, in one or more offerings, the following securities:

•	common shares; and

•	debt securities.

We will set forth in the applicable prospectus supplement a description of the debt securities and the common shares that may be offered under this prospectus. The terms of the offering of securities, the initial offering price and the net proceeds to us will be contained in the prospectus supplement, and other offering material, relating to such offer. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our securities.

DESCRIPTION OF COMMON SHARES

We may issue our common shares either alone or underlying other securities convertible into or exercisable or exchangeable for our common shares.

Holders of our common shares are entitled to certain rights and subject to certain conditions as set forth in our articles and bylaws and the CBCA. See “Description of Share Capital.”

DESCRIPTION OF DEBT SECURITIES

We may issue series of debt securities, which may include debt securities convertible into common shares. When we offer to sell a particular series of debt securities, we will describe the specific terms of that series in a supplement to this prospectus. The following description of debt securities will apply to the debt securities offered by this prospectus unless we provide otherwise in the applicable prospectus supplement. The applicable prospectus supplement for a particular series of debt securities may specify different or additional terms.

The debt securities offered hereby may be secured or unsecured, and may be either senior debt securities, senior subordinated debt securities or subordinated debt securities. The debt securities offered hereby will be issued under an indenture between us and The Bank of New York Mellon, as trustee. The indenture will be qualified under, subject to, and governed by, the Trust Indenture Act of 1939, as amended. We have summarized selected portions of the indenture below. The summary is not complete. The form of the indenture has been incorporated by reference as an exhibit to this registration statement and you should read the indenture for provisions that may be important to you.

General

The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and detailed or determined in the manner provided in a board of directors’ resolution, an officers’ certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to the series, including any pricing supplement.

We can issue an unlimited amount of debt securities under an indenture that may be in one or more series with the same or various maturities, at par, at a premium or at a discount. We will set forth in a prospectus supplement, including any pricing supplement, relating to any series of debt securities being offered the initial offering price, the aggregate principal amount and the terms of the debt securities, including the following:

•	the title of the debt securities;

•	the price or prices (expressed as a percentage of the aggregate principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest and the right, if any, to extend the maturity of the debt securities, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where the principal of, premium, and interest on the debt securities will be payable;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•	the dates on which and the price or prices at which we will repurchase the debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

•	if payments of principal of, premium or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•	the manner in which the amounts of payment of principal of, premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	any provisions relating to any security provided for the debt securities;

•	any addition to or change in the events of default described in the indenture with respect to the debt securities and any change in the acceleration provisions described in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in the indenture with respect to the debt securities;

•	whether the debt securities will be senior or subordinated and any applicable subordination provisions;

•	any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series; and

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

We may issue debt securities that are exchangeable and/or convertible into our common shares. The terms, if any, on which the debt securities may be exchanged for and/or converted will be set forth in the applicable prospectus supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of common shares or other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the prospectus supplement. Neither the trustee nor the conversion agent shall have any duty to verify calculations respecting conversions. All such calculations shall be performed by us and our agents. Neither the trustee nor the conversion agent shall have any liability for not verifying our calculations and shall be entitled to rely upon them.

We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the U.S. federal income tax considerations, Canadian federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement. If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary (the “depositary”) identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York.

DESCRIPTION OF SHARE CAPITAL

We are a Canadian corporation, and our affairs are governed by our articles of continuance, as amended from time to time (the “articles”), bylaws as effective from time to time, and the CBCA.

As of the date of this prospectus, our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As of the date of this registration statement, 32,129,138 common shares were issued and outstanding.

The following summary description of our share capital does not purport to be complete and is qualified in its entirety by reference to our articles and our amended bylaws. If you would like more information on our common shares, you should review our articles and bylaws and the CBCA.

Common Shares

General

All of our common shares are fully paid and non-assessable. Our common shares are issued in registered form and may or may not be certificated although every shareholder is entitled at their option to a share certificate that complies with the CBCA. There are no limitations on the rights of shareholders who are not residents of Canada to hold and vote common shares.

Dividends

Holders of our common shares are entitled to receive, from funds legally available therefor, dividends when and as declared by the board of directors. The CBCA restricts the directors’ ability to declare, and our ability to pay, dividends by requiring that certain solvency tests be satisfied at the time of such declaration and payment. See the section entitled “— Directors — Sources of Dividends.”

Voting Rights

Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote.

Liquidation

With respect to a distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets for the purposes of winding up our affairs, assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis.

Variations of Rights of Shares

All or any of the rights attached to our common shares, or any other class of shares duly authorized may, subject to the provisions of the CBCA, be varied either with the unanimous written consent of the holders of the issued shares of that class or by a special resolution passed at a meeting of the holders of the shares of that class.

Preferred Shares

Our board of directors has the authority, without shareholder approval, to issue an unlimited number of preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may set the designations, preferences, powers and other rights of the shares of a series of preferred shares. While the issuance of preferred shares provides us with flexibility in connection with possible acquisitions or other corporate purposes, it could, among other things, have the effect of delaying, deferring or preventing a change of control transaction and could adversely affect the market price of our common shares and debt securities in this prospectus. We have no current plan to issue any preferred shares.

Transfer Agent and Registrar

BNY Mellon Shareowner Services is the transfer agent and registrar for our common shares. BNY Mellon Shareowner Services’ address is 480 Washington Boulevard, 29th Floor, Jersey City, NJ 07310.

Shareholders’ Rights

The CBCA and our articles and bylaws govern us and our relations with our shareholders. The following is a summary of certain rights of holders of our common shares under the CBCA. This summary is not intended to be complete and is qualified in its entirety by reference to the CBCA and to our articles and bylaws.

Stated Objects or Purposes

Our articles do not contain any stated objects or purposes and do not place any limitations on the business that we may carry on.

Shareholder Meetings

We must hold an annual meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual meeting or later than six months after the end of our preceding financial year. A meeting of our shareholders may be held at a place within Canada determined by our directors or, if determined by our directors, in New York, New York, United States of America, Los Angeles, California, United States of America, London, England, the Hong Kong Special Administrative Region of The People’s Republic of China or Shanghai, The People’s Republic of China.

Voting at any meeting of shareholders is by show of hands unless a poll or ballot is demanded. A poll or ballot may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A special resolution is a resolution passed by not less than two-thirds of the votes cast by the shareholders entitled to vote on the resolution at a meeting at which a quorum is present. An ordinary resolution is a resolution passed by not less than a simple majority of the votes cast by the shareholders entitled to vote on the resolution at a meeting at which a quorum is present.

Notice of Meeting of Shareholders

Our bylaws provide that written notice stating the place, day and time of a shareholder meeting and the purpose for which the meeting is called, shall be delivered not less than 21 days nor more than 60 days before the date of the meeting.

Quorum

Under the CBCA, unless a corporation’s bylaws provide otherwise, a quorum is present at a meeting of the shareholders, irrespective of the number of shareholders actually present at the meeting, if the holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy. Our bylaws provide that a quorum shall be at least two shareholders entitled to vote at the meeting represented in person or by proxy and holding at least one-third of our total issued and outstanding common shares.

Record Date for Notice of Meeting of Shareholders

Our directors may fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held. If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held. If a record date is fixed, notice thereof shall be given, not less than seven days before the date so fixed by newspaper advertisement in the manner provided by the CBCA and by written notice to each stock exchange in Canada on which our shares are listed for trading.

Ability to Requisition Special Meetings of the Shareholders

The CBCA provides that the holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may give notice to the directors requiring them to call a meeting.

Shareholder Proposals

A shareholder entitled to vote at a meeting of shareholders who has held common shares with a fair market value of at least C$2,000 for at least six months may submit to us notice of a proposal and discuss at the meeting any matter in respect of which the shareholder would have been entitled to submit a proposal. A proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than five percent of the shares entitled to vote at the meeting to which the proposal is to be presented. This requirement does not preclude nominations being made at a meeting of shareholders. The proposal must be submitted to us at least 90 days before the anniversary date of the notice of meeting that was sent to shareholders in connection with the last annual meeting.

Vote Required for Extraordinary Transactions

Under the CBCA, certain extraordinary corporate actions are required to be approved by special resolution. Such extraordinary corporate actions include:

•	amendments to articles;

•	arrangements;

•	amalgamations other than amalgamations involving a holding body corporate, one or more wholly owned subsidiaries and/or one or more sister corporations;

•	continuances under the laws of another jurisdiction;

•	voluntary dissolutions; and

•	sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business.

Related Party Transactions

The CBCA does not prohibit related party transactions.

Dissent Rights

The CBCA provides that our shareholders are entitled to exercise dissent rights and demand payment of the fair value of their shares in certain circumstances. For this purpose, there is no distinction between listed and unlisted shares. Dissent rights exist when we resolve to:

•	amalgamate with a corporation other than a holding body corporate, one or more wholly owned subsidiaries and/or one or more sister corporations;

•	amend the our articles of incorporation to add, change or remove any provisions restricting the issue, transfer or ownership of shares;

•	amend the ours articles to add, change or remove any restriction upon the business or businesses that the we may carry on;

•	continue under the laws of another jurisdiction;

•	sell, lease or exchange of all or substantially all our property other than in the ordinary course of business; or

•	carry out a going-private or squeeze-out transaction.

In addition, a court order in connection with an arrangement proposed by us may permit shareholders to dissent if the arrangement is adopted.

However, a shareholder is not entitled to dissent if an amendment to the articles of incorporation is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

Action by Written Consent

Under the CBCA, shareholders can take action by written resolution and without a meeting only if all shareholders sign the written resolution.

Directors

Number of Directors and Election

Under the CBCA the number of directors of a corporation must be specified in the corporation’s articles. The articles may provide for a minimum and maximum number of directors.

Our articles provide that the number of directors will not be less than three or more than ten. Our board of directors currently consists of six directors.

Our articles provide that our board of directors shall fix and may change the number of directors within the minimum and maximum number of directors provided for in our articles. In addition, our board of directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Shareholders of a corporation governed by the CBCA elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required.

Director Qualifications

Under the CBCA, at least 25% of the directors must be Canadian residents. A director must not be:

•	under eighteen years of age;

•	adjudicated as mentally unsound;

•	a person that is not an individual; or

•	a person who has the status of a bankrupt.

Removal of Directors; Staggered Term

Under the CBCA, a corporation’s shareholders may remove at a special meeting any director before the expiration of his or her term of office and may elect any qualified person in such director’s stead for the remainder of such term by ordinary resolution.

Under the CBCA, directors may be elected for a term expiring not later than the third annual meeting of shareholders following the election. If no term is specified, a director’s term expires at the next annual meeting of shareholders. A director may be nominated for re-election to the board of directors at the end of the director’s term.

Vacancies on the Board of Directors

Under the CBCA, vacancies that exist on the board of directors, except a vacancy resulting from an increase in the number or the minimum or maximum number of directors or a failure to elect the number or minimum number of directors provided for in the articles, may be filled by the board if the remaining directors constitute a quorum. In the absence of a quorum, the remaining directors shall call a meeting of shareholders to fill the vacancy.

Limitation of Personal Liability of Directors and Officers

Under the CBCA, in exercising their powers and discharging their duties, directors and officers must act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No provision in the corporation’s articles, bylaws, resolutions or contracts can relieve a director or officer from the duty to act in accordance with the CBCA or relieve a director from liability for a breach thereof. However, a director will not be liable for breaching his or her duty to act in accordance with the CBCA if the director relied in good faith on:

•	financial statements represented to him by an officer or in a written report of the auditor to fairly reflect the financial condition of the corporation; or

•	a report of a person whose profession lends credibility to a statement made by such person.

Indemnification of Directors and Officers

Under the CBCA and pursuant to our bylaws, we may indemnify any present or former director or officer or an individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. In order to qualify for indemnification such director or officer must:

•	have acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request; and

•	in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, have had reasonable grounds for believing that his or her conduct was lawful.

Indemnification will be provided to an eligible director or officer who meets both these tests and was substantially successful on the merits in his or her defense of the action.

A director or officer is entitled to indemnification from us as a matter of right if he or she is not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.

Sources of Dividends

Dividends may be declared at the discretion of the board of directors. Under the CBCA, the directors may not declare, and we may not pay, dividends if there are reasonable grounds for believing that (i) we are, or would after such payment be unable to pay our liabilities as they become due or (ii) the realizable value of our assets would thereby be less than the aggregate of our liabilities and of our stated capital of all classes of shares.

Amendments to the Bylaws

The directors may by resolution make, amend or repeal any bylaw unless the articles or bylaws provide otherwise. Our articles and bylaws do not restrict the power of our directors to make, amend or repeal bylaws. When the directors make, amend or repeal a bylaw, they are required under the CBCA to submit the change to the shareholders at the next meeting of shareholders. Shareholders may confirm, reject or amend the bylaw, amendment or repeal by ordinary resolution.

Interested Directors Transactions

Under the CBCA, if a director or officer of a corporation has any interest in a material contract or material transaction, whether made or proposed, with the corporation if such director or officer is a party to the contract or transaction or is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction or has a material interest in a party to the contract or transaction, the director generally may not vote on any resolution to approve the contract or transaction, but the contract is not invalid by reason only of the relationship if such interest is disclosed in accordance with the requirements set out in the CBCA, the contract or transaction is approved by the other directors or by the shareholders and the contract or transaction was fair and reasonable to the corporation at the time it was approved.

Where a director or officer has an interest in a material contract or transaction or a proposed material contract or transaction that, in the ordinary course of the corporation’s business, would not require approval by the directors or shareholders, the interested director or officer shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors, the nature and the extent of the interest forthwith after the director or officer becomes aware of the contract or transaction or proposed contract or transaction.

Committees

Under the CBCA, directors of a corporation may appoint from their number a committee of directors and delegate to such committee certain powers of the directors.

Derivative Actions

Under the CBCA, a complainant (as defined below) may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any of its subsidiaries, or to intervene in an existing action to which such body corporate is a party for the purpose of prosecuting, defending or discontinuing the action. A complainant includes a present or former shareholder, a present or former officer or director of the corporation or any of its affiliates, the Director appointed under the CBCA or any other person who in the discretion of the court is a proper person to make such an application. Under the CBCA, no such action may be brought and no such intervention in an action may be made unless the court is satisfied that:

•	the complainant has given notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court for such leave not less than 14 days before bringing the application, or as otherwise directed by the court, if the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action;

•	the complainant is acting in good faith; and

•	it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the CBCA, the court in a derivative action may make any order it thinks fit, including orders pertaining to the conduct of the action, the making of payments to former and present shareholders and payment of reasonable legal fees incurred by the complainant.

Oppression Remedy

The CBCA provides an oppression remedy that enables a court to make any intention or final order it thinks fit to rectify the matters complained of, if the court is satisfied upon application of a complainant (as defined below) that:

•	any act or omission of the corporation or any of its affiliates effects a result;

•	the business or affairs of the corporation or any of its affiliates are or have been conducted in a manner; or

•	the powers of the directors of the corporation or any of its affiliates are or have been exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation.

A complainant for this purpose includes a present or former shareholder, a present or former officer or director of the corporation or any of its affiliates, the Director appointed under the CBCA and any other person who in the discretion of the court is a proper person to make such an application.

The exercise of the court’s jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Furthermore, the court may order a corporation to pay the interim costs of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint.

Inspection of Books and Records

Under the CBCA, our shareholders and creditors, their personal representatives and the Director appointed under the CBCA may examine, free of charge during our usual business hours:

•	our articles, bylaws and all amendments thereto;

•	the minutes and resolutions of shareholders;

•	copies of all notices of directors filed under the CBCA; and

•	our securities register.

Any of our shareholders may request a copy of the articles, bylaws and all amendments thereto free of charge.

PLAN OF DISTRIBUTION

We or any selling security holder may sell or distribute the securities offered by this prospectus, from time to time, in one or more offerings, as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

Our securities distributed by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Sale through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements with us or any selling security holder. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of securities offered through this prospectus, we or any selling security holder will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The applicable prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We or any selling security holder may sell the securities offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent. Unless otherwise indicated in the applicable prospectus supplement, any agent will agree to use its commonly reasonable efforts to solicit purchases for the period of its appointment.

We or any selling security holder may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the applicable prospectus supplement.

Delayed Delivery Contracts

If the applicable prospectus supplement indicates, we or any selling security holder may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Unless the applicable prospectus supplement states otherwise, each series of offered securities will be a new issue and will have no established trading market. We may elect to list any series of offered securities on an exchange. Any underwriters that we or any selling security holder uses in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Derivative Transactions and Hedging

We, any selling security holder and the underwriters may engage in derivative transactions involving the securities. These derivatives may consist of short sale transactions and other hedging activities. The underwriters may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we or any selling security holder may enter into security lending or repurchase agreements with the underwriters. The underwriters may effect the derivative transactions through sales of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters may also use the securities purchased or borrowed from us or others (or, in the case of derivatives, securities received from us in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

Loans of Securities

We or a selling shareholder may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus and an applicable prospectus supplement.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us, against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us or our affiliates, in the ordinary course of business for which they may receive customary compensation.

VALIDITY OF THE SECURITIES

The validity of the debt securities offered hereby will be passed upon for us by Latham & Watkins LLP. The validity of the common shares offered hereby will be passed upon for us by WeirFoulds LLP.

EXPERTS

The financial statements and the related financial statement schedule of Canadian Solar Inc. and subsidiaries (the “Company”) incorporated in this prospectus by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007 have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and related financial statement schedule and include an explanatory paragraph referring to the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” effective January 1, 2007 and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting).

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai, People’s Republic of China.